23

07023180

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Landesbank Rheinland-Pfalz

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
MAY 04 2007
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 04930

FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐

AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐

SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dw

DAT : 5/3/07

LRP 2006

THE SUCCESS OF 1,500 RELATIONSHIP MANAGERS

ANNUAL REPORT

LRP 2006

THE SUCCESS OF ,500 RELATIONSHIP MANAGERS

ANNUAL REPORT

ILABLE COPY



"THE SUCCESS OF 1,500 RELATIONSHIP MANAGERS"
THE MOTTO OF LRP'S 2006 ANNUAL REPORT

Frequently it is the Managing Board that represents LRP to the outside world. However, these four persons stand for 1,496 people. Together we are "*Team LRP*". While not all interface directly with customers, the general public or the media, each and every employee contribute to customer satisfaction through excellent service. This is why we have decided to introduce you to all faces of LRP at a single glance. This complex image at the same time symbolizes the many facets of our Bank.

This report contains several examples which illustrate our employees' commitment and creativity. Behind every face there can be a competitive endurance athlete or a citizen committed to non-profit activities. This background should be taken into account in order to gain a meaningful understanding of our institution, given that our employees' rich personality profiles are an important resource underpinning our corporate culture.

LRP's 1,500 relationship managers

LRP Landesbank Rheinland-Pfalz

With the compliments of

The Managing Board of
LRP Landesbank Rheinland-Pfalz



CONTENTS

The Managing Board



Dr. Friedhelm Plogmann
Chairman of the Managing Board

Responsibilities:
- Central Staff Units, Corporate Communications
- Personnel and Administration
- Savings Banks, Local Authorities, Bank Services
- Credit/Risk Management, Administration
- Credit/Risk Management Real Estate
- State Trust Agency



Daniel F. Juncker
Member of the Managing Board

Responsibilities:
- Corporates
- Structured Finance
- Medium-sized Corporate Customers
- Financial Institutions, Sovereigns, Trade Finance



Paul K. Schminke
Member of the Managing Board

Responsibilities:
- Real Estate Customers National
- Real Estate Customers International
- Investment Banking
- Treasury
- Luxembourg Branch



Hubert Sühr
Member of the Managing Board

Responsibilities:
- Group Steering and Control
- Legal, Taxes, Participations
- Internal Auditing
- Organization and Information Technology

LRP Key Figures at a Glance

Development of operating profit
LRP Group
€ millions

- Operating profit before risk provisions
- Operating profit after risk provisions
- Net income for the year before taxes
- Net income for the year



2002
2003
2004
2005
2006
250
200
150
100
50
0

Business volume
LRP Group
€ billions

- Other items
- Securities
- Claims



2002
2003
2004
2005
2006
80
70
60
50
40
30
20
10
0

Key figures for the past five years
LRP Group
€ millions

	2002	2003	2004	2005	2006
Business volume	75,670	73,680	74,281	78,319	**84,691**
Total assets	65,801	65,566	65,424	67,587	**74,139**
Claims	42,141	42,670	39,108	39,179	**37,026**
Securities	19,546	19,069	23,168	25,485	**34,608**
Liabilities	29,129	28,188	29,901	33,019	**38,314**
Certificated liabilities	29,537	30,164	29,447	28,773	**30,341**
Equity capital	3,255	3,270	3,044	2,975	**3,061**
Operating profit	144	192	120	199	**212**
Net income for the year	75	90	69	90	**140**
Employees (annual average)	1,961	1,942	1,561	1,482	**1,527**

PREFACE BY THE MANAGING BOARD

Ladies and Gentlemen, dear Business Partners,

We have come a good deal closer to our vision of LRP as a regional bank with strong selling power. We have accepted the challenges of the market and embraced our new role as an independent bank within the LBBW Group. The LRP brand has been introduced successfully and has earned itself a good reputation.

We are the market leader in Rheinland-Pfalz and have made good progress in our core markets in the neighboring regions of Germany and Western Europe. Our clients rely on us as we offer them creative and compelling solutions in the context of a long-term partnership based on trust and reliability. We owe this success to the entrepreneurial commitment shown by our qualified and motivated staff. We all share a commitment to achieving customer satisfaction through excellent service.

Our business success is reflected in the fact that we have reached an RoE of 15.2 %. An outstanding achievement was the approval of our internal rating approach by the Federal Banking Supervisory. We will invest more heavily in the market and work to expand promising businesses. These include, in particular, the business with medium-sized corporate customers and the real estate business; we have been designated by the LBBW Group to expand the latter in such countries as France and the Benelux. Our investment strategy also focuses on business segments such as structured and project finance.

LRP will make a continued contribution to the value generated by the LBBW Group. LRP's corporate culture is determined by our employees' commitment and performance, both of which underpin our prospects of profitable growth. We would like to thank our business partners for the trust they have placed in us, and the Rheinland-Pfalz savings banks for the good cooperation.

Yours faithfully,

F. Plogmann

DR. FRIEDHELM PLOGMANN   DANIEL F. JUNCKER   PAUL K. SCHMINKE   HUBERT SÜHR

LRP Landesbank Rheinland-Pfalz

Our activities focus on the State of Rheinland-Pfalz, the Rhineland-Palatinate and the neighboring regions of Germany and Western Europe. In cooperation with the savings banks in Rheinland-Pfalz, we offer corporate, municipal and private clients in our core regions innovative financing options and attractive investment opportunities. We thereby fulfil our statutory mission as a state and municipal bank as well as the central institution of the savings banks and at the same time pursue our business policy as a commercial bank. We believe that sustainable economic success can only be achieved based on high customer satisfaction, extensive staff commitment and good corporate citizenship. This is why we continue to support cultural, scientific and social policy projects which are instrumental in maintaining and strengthening the social and economic fabric of Rheinland-Pfalz.

LRP key figures
at a glance

	until 18. 7. 2005	as of 19. 7. 2005
Long-term ratings		
Moody's	**Aaa**	**Aa2**
Fitch	**AAA**	**A**

Public-Sector Pfandbrief ratings	
Moody's	**Aaa**
Standard & Poor's	**AAA**

	%
Return on Equity	**15.2**
Cost-Income Ratio	**48.7**
Principle I Ratio	**10.7**
Total Capital Ratio (BIS)	**11.3**
Core Capital Ratio (BIS)	**7.1**



82 84 86 88 90 92 94 96 98 00 02 04 06
0 2 4 6 8 10 12

DAX 30 (chart in thousands)

Dow Jones (chart in thousands)

Yield of federal government bonds ("Bunds") with a maturity of ten years (chart in %)

Source: Thomson Financial



82 84 86 88 90 92 94 96 98 00 02 04 06
0.60 0.80 1.00 1.20 1.40 1.60

Euro in US-dollars

Source: Thomson Financial

Long-term development of capital market rates

STATEMENT OF FINANCIAL CONDITION OF LRP AND THE GROUP

Clear Upswing in Economic Activity

The year 2006 saw both Germany and the eurozone experience an economic upswing which gained in breadth and depth through the year and benefited virtually all sectors and industries. Stimulation initially came from the global economic environment, leading to clearly improved business sentiment across the eurozone. However, very strong global demand for energy and fuels as well as other commodities, with only limited production resources being available, quickly resulted in a boost to prices, thereby sowing the seeds of a slowdown in the global economy. The ensuing softening in commodities prices benefited domestic demand in Germany; capital spending by companies continued unabated through the year. This in turn stimulated the labour market and supported an appreciable increase in available incomes as well as the first clearly noticeable improvement in private consumption in many years.

In this environment the European Central Bank emulated the course pursued by the U.S. Fed and raised its key rates from 2.25 % to 3.5 % in a series of 25 basis point steps between January and December of the year. The careful tightening of monetary policy was initially accompanied by a commensurate rise in capital market rates. When the Fed signaled a break in its tightening cycle at mid-year, a counter movement spilled over from the U.S. capital market to the European bond markets, resulting in a clear flattening of the European yield curve. The general trend in the stock markets was clearly pointed upwards particularly in the second half of the year, with the euro increasingly gaining ground against the U.S. dollar.

The charts are not part of the audited Statement of Financial Condition.



1 year
2 years
3 years
4 years
5 years
6 years
7 years
8 years
9 years
10 years
4.0
3.0
2.0
2006
2005
2004
2003

Noticeable flattening of the yield curve
Returns at year-end in %



2002
2003
2004
2005
2006
2.00
1.50
1.00
0.50
0
Corporate-Rating A
Corporate-Rating BBB
Source: Thomson Financial

Corporate Spreads remain at a low level
in percentage points

We have come a good deal closer to our vision of LRP as a regional bank with strong selling power. We are the market leader in Rheinland-Pfalz and are determined to push our growth in the neighboring regions of Germany and Western Europe.

Financial Year 2006 Successful

The LRP Group achieved its best-ever result in the financial year 2006, reporting € 140 million in net income for the year. The operating profit after risk provisions rose by 6.6 %, net income before taxes by 11.6 % and net income for the year by 55.6 %.

This statement of financial condition illustrates the Group's development. The attached tables show the corresponding figures for the development of the Bank's business volume and earnings.

The following companies have been consolidated in the Group's financial statements:

- LRI Landesbank Rheinland-Pfalz International S.A., Luxembourg,
- LRI Invest S.A., Munsbach/Luxembourg,
- LRP Capital GmbH, Mainz,
- Mogon Vermögensverwaltungs GmbH, Mainz,
- Lasssarus Handels GmbH, Vienna.

Net Income for the Year Clearly Boosted

The profitability was characterized by higher net commission income, improved net income from trading activities as well as a clear decline in expenses for risk provisions. In contrast, the Group's net interest income declined to € 279.4 million (previous year € 302.8 million), reflecting the flat yield curve which affected the entire banking sector, the generally low level of interest rates as well as intensive margin-based competition. Net commission income increased by approximately 15 % to € 91.6 million (previous year € 79.5 million), with securities transactions making the most significant contribution to the increase. Net income from trading activities more than doubled to € 52.2 million; this was mainly due to the overall positive development of results across all product areas, the trade in interest rate products, equity trading and foreign exchange transactions. The Bank also developed its portfolio valuation approach into a risk adjusted mark-to-market valuation approach during the reporting period. Under this approach, the valuation result prevailing on the balance sheet date is discounted by the Value-at-Risk (VaR) represented by these portfolios, with the VaR calculation being performed in accordance with regulatory requirements (10 day holding period, confidence level of 99 %).

General administrative expenses rose by € 22.5 million to € 215.9 million, reflecting the consolidation of LRI Invest S.A. as well as higher provisions for pension liabilities resulting from the 2006 collective bargaining agreement. Personnel expenses amounted to

Statement of Income of the Group

	31 Dec. 2006	31 Dec. 2005	Changes
	€ millions	€ millions	%
Net interest income	**279.4**	302.8	- 7.7
Net commission income	**91.6**	79.5	15.2
Net income from trading activities	**52.2**	24.6	112.2
General administrative expenses	**215.9**	193.4	11.6
Other operating expenses/income	**19.8**	29.6	- 33.1
Operating profit before risk provisions/ adjustments	**227.1**	243.1	- 6.6
Risk provisions/adjustments	**15.1**	44.3	- 65.9
Operating profit	**212.0**	198.8	6.6
Extraordinary expenses	**0.0**	4.3	- 100.0
Taxes on income and revenues	**27.7**	60.2	- 54.0
Distribution for silent participations	**44.3**	44.3	0.0
Net income for the year	**140.0**	90.0	55.6

€ 148.0 million, while operating expenses including depreciation on fixed assets amounted to € 67.9 million. Other operating expenses/income came to € 19.8 million (previous year € 29.6 million).

While maintaining our conservative valuation policy, we again clearly reduced net allocations to risk provisions and other adjustments to € 15.1 million (previous year € 44.3 million). Provisions were established for all discernible risks.

Statement of Income of the Bank

	31 Dec. 2006	31 Dec. 2005	Changes
	€ millions	€ millions	%
Net interest income	**226.3**	246.8	- 8.3
Net commission income	**67.6**	61.0	10.8
Net income from trading activities	**11.2**	12.7	- 11.8
General administrative expenses	**173.5**	163.3	6.2
Other operating expenses/income	**15.1**	9.1	65.9
Operating profit before risk provisions/ adjustments	**146.7**	166.3	- 11.8
Risk provisions/adjustments	**19.9**	40.7	- 51.1
Operating profit	**126.8**	125.6	1.0
Extraordinary expenses	**0.0**	4.3	- 100.0
Taxes on income and revenues	**10.6**	45.6	- 76.8
Distribution for silent participations	**44.3**	44.3	0.0
Net income for the year	**71.9**	31.4	129.0

Operating profit after risk provisions and other adjustments was up 6.6 % on the previous year to € 212.0 million. Tax expenditure, which reflected non-recurring effects in the prior year, declined from € 60.2 million to € 27.7 million. Distributions for silent participations amounted to € 44.3 million. Consolidated net income for the year after taxes came in at € 140.0 million, which was clearly above the prior year's results, growing by € 50.0 million or 55.6 %.

The Bank's net income for the year amounted to € 71.9 million. Pursuant to the Bank's statutes, an amount of € 7.2 million was allocated in advance to its reserves. The proposal for the allocation of profits provides for the remaining net income for the year of € 64.7 million to be allocated in full to the Bank's reserves. An amount of € 53.0 million was allocated to LRI's revenue reserves.

Qualitative Growth

As of the balance sheet date, the LRP Group's business volume amounted to € 84.7 billion (previous year € 78.3 billion), up 8.1 % on the previous year. At € 74.1 billion (previous year € 67.6 billion), the Group's total assets increased appropriately by 9.7 % based on our *selective and margin-oriented* lending policy, whereas risk-weighted assets (BIS) amounted to € 23.9 billion. LRP accounted for approximately 84 % of consolidated total assets, meaning that it continued to dominate the business development of the Group as a whole.

Selective Lending Policy

While maintaining our return and risk-oriented lending policy in the Group, we increased our credit volume of € 65.3 billion by 5.1 %. Apart from loans and securitized claims, the credit volume also includes guarantees including credit derivatives and irrevocable credit commitments. At € 20.1 billion, claims on banks and at € 16.9 billion, claims on customers were slightly down on the previous year. Of the amount of claims on customers € 7.7 billion were accounted for by public-sector and mortgage loans. Total exposure to the Rheinland-Pfalz savings banks came to € 5.4 billion.

Increase in Securities Portfolio

The Group's securities portfolio was selectively increased by approximately 35.8 % to € 34.6 billion. On the balance sheet date, securities held in the investment portfolio totalled € 13.1 billion, securities held as liquidity reserve amounted to € 18.6 billion. The trading portfolio accounted for € 2.9 billion. On the balance sheet date, unrealized valuation reserves in the securities portfolio totalled € 244.5 million.

Balance Sheet of the Group

	31 Dec. 2006	31 Dec. 2005	Changes
	€ millions	€ millions	%
Assets			
Claims on banks	**20,103.2**	21,652.9	- 7.2
Claims on customers	**16,922.5**	17,526.2	- 3.4
Securities	**34,608.0**	25,485.0	35.8
Equity investments in affiliated and non-affiliated companies	**386.8**	389.9	- 0.8
Trust assets	**890.9**	1,097.5	- 18.8
Other assets	**1,227.3**	1,435.1	- 14.5
Liabilities			
Liabilities to banks	**26,381.8**	21,821.3	20.9
Liabilities to customers	**11,932.0**	11,197.9	6.6
Certificated liabilities	**30,340.7**	28,772.6	5.4
Trust liabilities	**890.9**	1,097.5	- 18.8
Equity capital	**3,060.6**	2,974.9	2.9
Other liabilities	**1,532.7**	1,722.4	- 11.0
Total assets	**74,138.7**	67,586.6	9.7
Contingent liabilities	**5,606.7**	6,699.8	- 16.3
Other commitments	**4,945.2**	4,033.0	22.6
Business volume	**84,690.6**	78,319.4	8.1

Volume of Issues

Our on-balance sheet business was funded by own issues as well as by liabilities to banks and customers. At € 30.3 billion, certificated liabilities were again the most important funding source in the year under review. In line with our diversified funding strategy, we again placed a considerable portion of our new issues in the international capital markets. Liabilities to banks amounted to € 26.4 billion. Deposits made by the Rheinland-Pfalz savings banks contained therein amounted to € 2.5 billion. Liabilities to customers remained at the previous year's level of € 11.9 billion.

Balance Sheet of the Bank

	31 Dec. 2006	31 Dec. 2005	Changes
	€ millions	€ millions	%
Assets			
Claims on banks	**19,936.7**	21,785.8	- 8.5
Claims on customers	**15,958.0**	16,536.1	- 3.5
Securities	**22,206.8**	15,827.5	40.3
Equity investments in affiliated and non-affiliated companies	**2,199.3**	2,213.3	- 0.6
Trust assets	**890.9**	1,097.5	- 18.8
Other assets	**1,038.4**	1,217.0	- 14.7
Liabilities			
Liabilities to banks	**19,610.1**	17,857.1	9.8
Liabilities to customers	**10,799.3**	10,204.0	5.8
Certificated liabilities	**26,879.7**	25,298.7	6.2
Trust liabilities	**890.9**	1,097.5	- 18.8
Equity capital	**2,715.4**	2,697.7	0.7
Other liabilities	**1,334.7**	1,522.2	- 12.3
Total assets	**62,230.1**	58,677.2	6.1
Contingent liabilities	**5,675.9**	8,822.7	- 35.7
Other commitments	**4,768.6**	3,997.3	19.3
Business volume	**72,674.6**	71,497.2	1.6

Stable Capital Base

As of 31 December 2006, the Group's equity capital amounted to € 3,060.6 million (previous year € 2,974.9 million). The € 85.7 million increase in equity resulting from the fully retained 2005 net income was offset by foreign exchange rate effects of the subordinated liabilities.

On the balance sheet date, the liable capital funds as defined in the German Banking Act amounted to € 2,568 million. As in the previous years, we did not create any new valuation reserves for securities and real estate.

On the balance sheet date, the Group's overall capital ratio according to Principle I of the German Banking Act stood at 10.7 %. The total capital ratio (BIS) calculated in accordance with the rules of the Bank for International Settlements amounted to 11.3 %. The Group's return on equity came to 15.2 % and the cost-income ratio reached 48.7 %.

Events after the Expiry of the Business Year

There were no events of particular importance after the expiry of the business year.

Equity Capital (Group)

	31 Dec. 2006	31 Dec. 2005	Changes
	€ millions	€ millions	€ millions
Subscribed capital			
a) Nominal capital	**166.2**	166.2	0.0
b) Silent participations	**752.5**	752.5	0.0
Reserves from retained earnings	**572.6**	478.6	94.0
Fund for general bank risks	**366.6**	366.6	0.0
Core capital components	**1,857.9**	1,763.9	94.0
Subordinated liabilities	**682.1**	736.3	- 54.2
Profit participation capital	**387.8**	387.8	0.0
Equalizing items for shares of other shareholders	**4.1**	2.1	2.0
Group profit	**128.7**	84.8	43.9
Further elements of capital	**1,202.7**	1,211.0	- 8.3
Equity capital	**3,060.6**	2,974.9	85.7



ERIK REISCHL | Securities Systems, lives two different lives every day.







ERIK REISCHL – Endowed with great musical talent and a logical mind trained since childhood, Erik Reischl combines a passion for playing the piano with professional dedication to programming. He is one of LRP's specialists for the programming language with the mythical name "Delphi". In the afternoon, he switches from his workstation keyboard to the black-and-white keyboard of his piano. "I enjoy living two different lives, even though I feel that numbers and digits have a lot in common with musical scores." So is he a programming pianist or a piano-playing software developer? Neither description would do Erik Reischl justice. For he gives a hundred percent to each of his two part-time occupations. With the highest academic degree in musical studies under his belt, he has already won numerous contests at the international level.

Risk Report

We apply conservative standards to our risk culture and our risk management. This is in line with the risk policy of the LBBW Group. The framework for our business activities is defined by our risk strategy, which is geared to our risk-bearing capacity. The approval of our internal rating approach by the Federal Banking Supervisory Office marked the successful completion of the Basle II project.

Risk-bearing Capacity as the Foundation of Risk Management

Our risk management activities are based on a risk-bearing capacity concept which takes all material risk categories into account. Counterparty risks (individual and country risks), market and operational risks are quantified based on the Value-at-Risk (VaR) approach and compared with the Bank's risk-bearing potential in cash terms – indicating its long-term earning power and asset base. Different scenarios (standard, stress and worst-case scenarios) for the individual risk categories and rules for the aggregation of the individual risks to the overall risk assumed by the Bank have been defined to count the risks against the Bank's risk-bearing capacity. The orientation of the Bank's lending risk strategies, its positioning in the trading units as well as the VaR limits and risk capital both for counterparty and market risks are derived from these approaches.

Limit allocation is adjusted annually based on the risk-bearing potential. These parameters are monitored on an ongoing basis in the course of the year. The compliance with and use of the limit, the risk-bearing capacity and changes to the latter as well as compliance with the strategy are mapped and analyzed. This is done to ensure that the Bank only assumes risks which it can bear without reducing its long-term earning power and asset base.

IRB Approach Approved by the Federal Banking Supervisory Office

In the year under review, our credit risk controlling and management efforts were marked by the application of the IRB *Foundation Approach in the context* of the new capital adequacy requirements as of the defined target date. The Federal Banking Supervisory Office has approved our internal rating approach, which means that starting 1 January 2007 our internal rating approach based on our own estimates of the probability of default will be used to determine the capital backing for all relevant portfolios exposed to counterparty risks.

The internal rating coverage for both the positions and the risk-weighted positions as defined in the Solvency Directive clearly exceeds 92 % both at LRP and at the LRP Group. This means that *LRP is the first bank* within the German savings banks organization and one of only very few German banks to have reached the exit threshold for the temporary partial use already as of 1 January 2007.

The counterparty risk management instruments used by LRP are based on the definition of the counterparty default risk. LRP defines this as the risk of business partners failing to meet their obligations. These risks range from defaults due to bankruptcy, issuer's and counterparty risks to country risks resulting from currency transfer restrictions.


18,000
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0

Distribution of individual risks into rating categories (LRP Group)
Commitments in € billion (total: € 84.2 billion)

The classification of individual borrowers, groups or, possibly, transactions is performed using LRP's internal rating systems. Ratings are determined on the basis of a number of historical and forward-looking factors. Apart from the probabilities of default, expected loss ratios and recovery ratios are derived from the rating systems with the help of additional information on the structure of the exposure.

The weighting of the individual rating factors in the rating process is based on historical data and expert knowledge. For all internal rating procedures we use the same master scale with 21 non-default classes and one default class which distinguishes between different default reasons. The definitions of default and recovery of debtors have been harmonized with those of LBBW; a process ensuring an efficient Group-wide exchange of information between LRP and LBBW, especially with regard to default information and a harmonized risk management approach, has been implemented.

Internal ratings serve to support decisions on the extension of loans and serve as the basis for numerous controlling tools. By taking exposure-specific components into account in the rating process, we pursue several objectives: a rating-oriented competence hierarchy, a consistent basis for the definition of upper credit limits, a pricing policy geared to collateral and portfolio risks as well as transaction-specific pre/post-calculation. Moreover, the ratings serve as yardsticks for the specific processes in intensive monitoring, reorganization and liquidation cases.

Limits for individual customers, groups and country limits are dependent on the respective ratings. The use of these limits as well as the use of the individual lines is determined automatically on a daily basis by aggregating the individual exposures from the different operational systems.

Risk classification of individual borrowers is reviewed at least once per year and updated whenever there are indications of material changes at the borrower or in his immediate environment which affect the borrower's credit standing. Internal Auditing regularly reviews the proper allocation and monitoring of ratings. Any change in the rating will have a direct effect on the volume of new business as well as on margins.

All essential rating information taken into account in the rating algorithm is electronically stored so that we can draw on a sufficiently long historical observation period in case of future modifications to the rating procedures. We pool our data with other banks with a view to putting the ongoing validation and updating of the rating procedures on a broader basis.


28,000
24,000
20,000
16,000
12,000
8,000
4,000
0
A0 A1 A2 A3 A4 A5 B1 B2 B3 B4 B5 C1 C2 C3 C4 C5 D1 D2 D3 D4 D5

Distribution of country risks into rating categories (LRP Group)
Commitments in € billion (total: € 45.2 billion)

A central credit pool has been set up with a view to monitoring the internal ratings and creating a stable data base for internal reporting (credit risk reports for internal portfolio management and fulfilment of regulatory reporting requirements under Basle II and MaK/MaRisk) and external reporting (equity reporting under Basle II and the Solvency Directive).

Group-wide country risk control is based on the net country risk exposure taking into consideration economic dependencies among individual borrowers as well as collateral and guarantees. The individual states are assigned country limits which, apart from the Bank's risk-bearing capacity, reflect both the country rating and the amount of the gross domestic product of the respective country. This approach takes into account the risk aspects and the business potential at the same time. The country risks are controlled by a committee which determines the country limits within a framework set by the Managing Board, monitors them on an ongoing basis and makes adjustments in the light of changes in terms of a country's creditworthiness or economic strength.

To quantify the risk of counterparty default at portfolio level, LRP uses an analytical actuarial process that is integrated into its internal credit risk analysis system. Various figures such as the expected and unexpected loss as well as the Value-at-Risk are regularly calculated for the individual portfolios. In addition, key figures are calculated for the individual exposures in order to ensure early recognition of potential risk clusters as well as risk concentrations in certain sectors of the economy and to take suitable counter-measures. The loan portfolio model is the basis for controlling the loan portfolio with a view to the desired granularity and diversification as well as for the use of risk-reducing credit derivatives.

Fine-tuned Control of Market Risks

We define market risks as interest rate risks, exchange rate risks and other price risks as well as the related special option risks. Both the general market risk and the special price risks are taken into account.

The LRP Group applies uniform standards to monitor and control all market risks. An important element in the set of tools used is the regulatory approved internal risk model, which is constantly checked for its appropriateness and refined. As a result, the modeling of special price risks of the net interest positions was integrated in 2006 following a review by the Federal Banking Supervisory Office. At the time of the first-time approval of the model in 2000, we were granted the best possible weighting factor of 3.0 – i. e. without add-on – for the determination of the relevant market price amounts and this weighting factor has remained in place.


3.0
2.0
1.0
0.0
-1.0
-2.0

Value-at-Risk (VaR) and backtesting results of the trading book

Bank

— VaR

■ Clean Backtest

The risk model complies with the qualitative and quantitative requirements defined in § 315 and § 317 of the Solvency Directive. The risk potential is estimated through historical simulation based on a history of 250 days, a holding period of one trading day and a confidence level of 99 %. This simulation is complemented by stress and worst-case scenarios which are used to analyze extreme market movements. The stress scenarios are based on a history dating back to 1 January 1990. This very long history provides not only unusually large market data shifts but also a large number of extreme correlations. These analyses are complemented by individual shift scenarios that simulate worst-case movements which are tailored to the portfolio and have not been observed before to such an extreme extent.

Various analyses are performed to examine the quality of the VaR forecasts. Of special importance is the backtest, which involves the comparison of the VaR (a quantification of a potential negative change in the portfolio value), with actual changes in the portfolio value. Backtesting is performed at different portfolio and product levels and comprises both the actual market changes (clean backtest), taking price and/or interest rate changes into account, and the trading result (dirty backtest). This allows the quality of the stochastic VaR forecast and the suitability of the selected risk model and parameters to be monitored. As the chart shows, our model has a good sensitivity to the portfolio structure despite its conservative set-up. Although the equity markets were very volatile in 2006, we observed only one event reportable to the Federal Banking Supervisory Office because the portfolio change exceeded the VaR forecast by 18 %.

The VaR data and the results are made available to the Bank's decision-makers for the trading book and the investment book on a daily basis. They are in particular informed about the limit and its utilization, the accounting and financial result, the allocated risk capital and its use as well as the risk-return ratio. This is supplemented by a weekly overview of our positions and a quarterly detailed analysis.

The following table sums up the VaR as of year-end, the average VaR as well as net income from trading activities as of year-end. These values are broken down by risk categories.

Efficient Liquidity Control

The following risks are considered to be significant liquidity risks which are to be controlled and monitored: refinancing spread risks (increase in funding costs regarding funding facilities over time) as well as ensuring the solvency.

Market risk potential and income from trading activities (LRP Group)

	Market risk potential at year-end		Average **market risk potential**		**Net income** from trading activities	
€ millions	**2006**	2005	**2006**	2005	**2006**	2005
Trading transactions	**4.8**	3.9	**4.8**	4.7	**52.2**	24.6
– involving interest-related products	**3.1**	3.4	**3.5**	3.8	**48.6**	18.8
– involving currency-related products	**0.3**	0.3	**0.3**	0.4	**1.7**	3.2
– involving equities- and index-related products	**1.4**	0.2	**1.0**	0.5	**1.9**	2.6

In order to control liquidity risks, the Bank maps all internal payment streams with respect to their maturity and agreed margins. Stress scenarios are used to regularly check the adequacy of liquidity reserves. Risks are made transparent and are closely limited by taking the calculated liquidity risks of the individual transactions into account. LRP has also defined product and market related limits to address the liquidity risk that a position entered in tight markets or markets subject to trading restrictions cannot immediately be closed out at an appropriate price.

The cash management activities of our Treasury division ensured that all regulatory requirements on liquidity were met at all times, with profit, cost and risk aspects being adequately taken into account. At 1.54 our liquidity ratio clearly exceeded the regulatory minimum ratio of 1.0.

Advanced Control of Operational Risks

In accordance with Basle II, LRP defines operational risks as losses which may potentially be caused by human error, inappropriate internal processes, systems, or external events. While this category also includes legal risks, strategic and reputational risks are explicitly excluded.

Given that operational risks are an inherent element of our banking activities, they are also addressed by our comprehensive risk management approach. For many years, operational risks have been subject to Group-wide monitoring and active control. In the year under review, LRP's Internal Auditing division reviewed the qualifying requirements for the "operational risks" standard approach as defined in § 275 and § 276 of the Solvency Directive. The successful completion of the audit marked another milestone on the way towards "integrated risk management". The Bank has thus demonstrated to the Federal Banking Supervisory Office and the German Bundesbank its intention to apply a standard approach for the calculation of the relevant equity amount for operational risks as of the beginning of 2007.

In accordance with the risk policy, uniform standards are applied within the LBBW Group to monitor operational risks. This permits efficient processes, the joint refinement of the respective monitoring and controlling tools and, going forward, Group-wide reporting.

Risk-oriented Audit Approach of the Internal Auditing Division

Our Internal Auditing division is an integral part of our risk monitoring system. To recognize potential weaknesses and undesirable developments early on, it audits all operating and business processes of the Bank and the Group independently of the respective processes, taking the extent and amount of recognizable risks into account.


2002
2003
2004
2005
2006
110
100
90
80

Economic upswing in Germany stabilized
ifo-business climate

— situation
— expectations

Forecast Report

Continued Economic Upswing

Germany is likely to see continued robust economic activity in 2007. While the VAT hike will put a moderate damper on consumer spending, the increase in disposable incomes resulting from the rise in employment will be the key influential factor. The international environment is expected to provide positive stimulation again, all the more so as the US economy should gradually pick up. This means that the prerequisites for continued strong capital spending are in place. The European Central Bank will probably tighten interest rates some more, without adopting a restrictive policy, though. Against this background, capital market rates are expected to pick up again, albeit only moderately in view of the continued good stability perspective.

Developing New Markets

We will use this positive macroeconomic environment to invest more strongly in the core business segments we have defined. A focus will be on expanding our business with medium-sized corporate customers, especially in Rheinland-Pfalz and the neighboring economic centers in Germany and Europe. Another focus of our investment activity will be on our real estate business in Central and Western Europe. Benefiting from our own representatives in Paris and Luxembourg (on the premises of our subsidiary, LRI), we will make inroads into the French and Benelux real estate markets, our target markets. For real estate financings in these countries, we will act as the center of competence and central contact for the entire LBBW Group. Based on a division of tasks, we will intensify our customer services in the North American market together with LBBW from the New York location.

In addition, we will intensify our structured and project financing activities with corporates in our target sectors as well as with banks and financial institutions in selected countries. Our Asset Management Consulting for institutional clients and the Custodian Bank Service have been designated as centers of competence within the LBBW Group. We will continue to strengthen the proven alliance with the savings banks in Rheinland-Pfalz together with LBBW and expand it to new fields of activity. Accompanying communication activities will strengthen LRP's brand profile and thus support our sales effort.

Outlook: Positive Earnings Trend

In spite of the leaner and standardized structures and processes and the increased use of cooperation possibilities within the LBBW Group, the substantial investments in the market will temporarily increase our cost ratios. We nevertheless stick to our medium-term CIR target of below 45 %. Based on our projected capital expenditures and assuming that the positive economic outlook will continue, we expect to see a sustainable positive earnings trend in the next two years and have set ourselves a core capital ratio target of 7 % and an RoE target of 15 %.

Report of the Owners' Meeting

The Owners' Meeting of LRP Landesbank Rheinland-Pfalz performed its tasks in compliance with the laws and the Bank's statutes. It was regularly kept informed about the situation of the Bank and the Group. Particular attention was paid to the set-up of the parent-subsidiary model as well as to important equity investment matters.

The year 2006 saw the resignation of Mr Heinrich Haasis as he took up office as the President of the German Savings Banks and Giro Association e.V., Berlin, and of Mr Gernot Mittler, who retired from his post as Finance Minister of Rheinland-Pfalz as of the end of the parliamentary term. Mr Peter Schneider, President of the Savings Banks Association of Baden-Württemberg, and Professor Dr. Ingolf Deubel, Finance Minister of Rheinland-Pfalz, were appointed as successors, with Mr Peter Schneider also being appointed Chairman with effect from 13 July 2006. The Owners' Meeting would like to thank the retired members for their committed and responsible work. As of 30 April 2006, Mr Werner Fuchs resigned from the Managing Board of LRP Landesbank Rheinland-Pfalz after ten years of service. The Owners' Meeting would like to thank Mr Fuchs for his strong commitment.

By resolution of 23 March 2007 the Owners' Meeting adopted the annual accounts of the Bank and the consolidated accounts for 2006, and approved the allocation of profits as proposed by the Managing Board. The actions of the Managing Board and the Supervisory Board during the 2006 business year were formally ratified.

Mainz, 23 March 2007

Chairman of the
Owners' Meeting

Peter Schneider,
Member of the State Parliament
President
Savings Banks Association
of Baden-Württemberg

Chairman of the
Supervisory Board
Landesbank Baden-Württemberg

Report of the Supervisory Board

In the year under review, the Supervisory Board of LRP Landesbank Rheinland-Pfalz was regularly informed by the Managing Board of the business and overall development of the Bank and the Group. The Supervisory Board supervised the activities of the Managing Board according to the law and statutes and gave its approval to transactions where required. The Committees formed from within its ranks performed the tasks incumbent upon them.

In the year under review, President Heinrich Haasis, Mr Gernot Mittler and Mr Richard Patzke resigned from the Supervisory Board. President Peter Schneider, Finance Minister Professor Dr. Ingolf Deubel and former State Secretary Roland Härtel were appointed as their successors. President Schneider was elected Vice Chairman of the Supervisory Board on 13 July 2006.

The 2006 annual accounts were audited by PricewaterhouseCoopers Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Frankfurt (Main), including the statement of financial condition. The annual accounts comply with the legal requirements. The statement of financial condition complies in full with the annual accounts. The certificate of audit was given without qualifications. The Supervisory Board has taken cognizance of the audit results. The Supervisory Board has also reviewed the annual accounts, the annual report of the Bank and the Group and the proposal concerning the allocation of profit. There are no objections to be raised pursuant to the final result of its examination. The Supervisory Board has approved the annual accounts and the annual report and proposed to formally ratify the acts of the Managing Board.

Of the Bank's net income for the year of € 71.9 million, € 7.2 million have been allocated in advance to the reserves of LRP.

The Managing Board proposes that the remaining net profit of € 64.7 million be allocated to the Bank's reserves from retained earnings.

The Supervisory Board approves the Managing Board's proposal regarding the allocation of the Bank's net profit.

The auditors have also audited the consolidated results and certified them without qualifications. The consolidated results have been brought to the attention of the Supervisory Board.

Mainz, 23 March 2007

Chairman of the
Supervisory Board

Dr. Siegfried Jaschinski
Chairman of the Managing Board
Landesbank Baden-Württemberg



PETER KANIS |

Organization, finished 6th in his age group in the 2006 Gutenberg-Marathon in Mainz.




LRP
5553
Peter


6802



PETER KANIS – As a "process organizer", Peter Kanis faces a marathon job each day of the week. Marathons also keep him going in his spare time. He is a veteran among LRP's running community and has long been known for finishing at the top of his age group. In May 2006 LRP fielded a 44 strong team comprised of six well-trained runners registered for the full Mainz Marathon distance, nine runners running the two-thirds distance and the rest having a go at the half-marathon distance. "Our team once again excelled over all three distances. Of course I am particularly proud to have finished sixth in my age group," said an enthusiastic Peter Kanis. Two colleagues from Controlling were able to repeat their outstanding results of the previous years – Stefan Kaiser finished seventh in his age group over the half-marathon distance and Klaus Götte crossed the finishing line only two minutes after him.

FINANCIAL STATEMENTS

Balance Sheet of the Group as of 31 December 2006

Assets

	Explanations in the Notes	€ thousands	€ thousands	€ thousands	**€ thousands**	31 Dec. 2005 € thousands
Cash reserve						
a) cash on hand				2,193		1,931
b) balances with central banks				74,805		164,409
including: with Deutsche Bundesbank		0				57,251
c) balances on postal giro accounts				142		80
					77,140	166,420
Claims on banks	(1)					
a) payable on demand				2,134,618		2,060,495
b) other				17,968,557		19,592,377
					20,103,175	21,652,872
Claims on customers	(2)				**16,922,528**	17,526,176
including: secured by mortgages		1,866,838				1,986,854
loans to public authorities and entities organized under public law		5,854,338				6,761,646
Bonds and other fixed-rate securities	(3, 11)					
a) money market instruments						
- of other issuers				228,045		59,123
including: eligible as collateral for Deutsche Bundesbank advances		108,815				39,099
b) bonds and notes						
ba) of public issuers			3,289,223			3,631,339
including: eligible as collateral for Deutsche Bundesbank advances		2,178,859				2,670,493
bb) of other issuers			27,497,858			19,802,219
including: eligible as collateral for Deutsche Bundesbank advances		20,603,613				14,285,652
				30,787,081		23,433,558
c) bonds and notes issued by the Bank				2,172,201		714,247
					33,187,327	24,206,928
principal amount		2,160,757				706,666
Shares and other non-fixed-rate securities	(4, 11)				**1,420,663**	1,278,105
Equity investments in non-affiliated companies	(5, 11)				**377,276**	383,861
including: banks		50,382				50,382
Equity investments in affiliated companies	(6, 11)				**9,534**	6,061
including: financial services institutions		0				1,499
Trust assets	(7)				**890,930**	1,097,453
including: trust loans		890,930				1,097,453
Intangible assets	(11)				**15,214**	7,868
Fixed assets	(8, 11)				**97,067**	101,420
Other assets	(9)				**938,160**	1,039,686
Deferred items	(10)				**99,666**	119,742
Total assets					**74,138,680**	67,586,592

Liabilities

	Explanations in the Notes		[redacted]	[redacted]	[redacted]	31 Dec. 2005
		€ thousands	€ thousands	€ thousands	€ thousands	€ thousands
Liabilities to banks	(12)					
a) payable on demand				2,466,390		2,863,278
b) with agreed maturity or period of notice				23,915,368		18,958,024
					26,381,758	21,821,302
Liabilities to customers	(13)					
a) savings deposits						
aa) savings deposits with agreed period of notice of three months			4,808			5,580
ab) savings deposits with agreed period of notice of more than three months			894			1,033
				5,702		6,613
b) other liabilities						
ba) payable on demand			3,613,103			2,929,436
bb) with agreed maturity or period of notice			8,313,216			8,261,878
				11,926,319		11,191,314
					11,932,021	11,197,927
Certificated liabilities	(14)					
a) bonds and notes issued by the Bank				28,047,834		26,312,037
b) other certificated liabilities				2,292,882		2,460,530
					30,340,716	28,772,567
Trust liabilities	(15)				**890,930**	1,097,453
including: trust loans		890,930				1,097,453
Other liabilities	(16)				**951,659**	1,117,260
Deferred items	(17)				**98,461**	109,866
Provisions						
a) for pension and similar obligations				329,885		306,480
b) for tax reserves				78,274		101,680
c) other				74,404		87,176
					482,563	495,336
Subordinated liabilities	(19)				**682,080**	736,284
Profit participation capital					**387,830**	387,830
including: with a maturity of less than two years		102,258				102,258
Fund for general bank risks					**366,600**	366,600
Equity capital	(20)					
a) subscribed capital						
aa) nominal capital			166,170			166,170
ab) silent participations			752,508			752,508
				918,678		918,678
b) reserves from retained earnings						
ba) reserves required by the Bank's statutes			98,685			91,497
bb) other reserves			473,880			387,126
				572,565		478,623
c) equalizing items for shares of other shareholders				4,129		2,113
d) Group profit				128,690		84,753
					1,624,062	1,484,167
Total liabilities					**74,138,680**	67,586,592
Contingent liabilities						
– liabilities from guarantees indemnity agreement					**5,606,738**	6,699,834
Other commitments						
– irrevocable credit commitments					**4,945,166**	4,033,015

Statement of Income of the Group 1 January to 31 December 2006

	Explanations in the Notes					31 Dec. 2005
		€ thousands	€ thousands	€ thousands	**€ thousands**	€ thousands
Interest earned from	(21)					
a) lending and money market transactions			1,460,634			1,280,268
b) fixed-rate securities and book-entry securities			1,001,556			682,783
				2,462,190		1,963,051
Interest paid				2,246,635		1,709,737
					215,555	253,314
Current income from	(22)					
a) shares and other non-fixed-rate securities				57,170		37,508
b) equity investments in non-affiliated companies				6,291		10,015
c) equity investments in affiliated companies				0		950
					63,461	48,473
Income from profit pooling, profit transfer or partial profit transfer agreements	(22)				**338**	1,013
Commission income	(23)			114,706		100,478
Commission expenditure				23,092		20,983
					91,614	79,495
Net income from trading activities	(24)				**52,153**	24,560
Other operating income	(25)				**29,151**	41,126
General administrative expenses						
a) personnel costs						
aa) wages and salaries			83,668			88,014
ab) compulsory social security contributions and expenses for pensions and other employee benefits			64,307			34,539
				147,975		122,553
including: for pension		48,165				21,886
b) other administrative expenses				57,505		46,819
					205,480	169,372
Depreciation and value adjustments on intangible and tangible assets	(11)				**10,387**	24,046
carried forward:					**236,405**	254,563

Explanations in the Notes					31 Dec. 2005
	€ thousands	€ thousands	€ thousands	€ thousands	€ thousands
carried forward:				**236,405**	254,563
Other operating expenses				**9,337**	11,480
Write-downs and value adjustments on loans and certain securities as well as allocations to loan loss provisions				**12,705**	51,482
Write-downs and value adjustments on equity investments in non-affiliated companies, equity investments in affiliated companies and securities treated as fixed assets				**2,285**	0
Income from write-ups to equity investments in non-affiliated companies, equity investments in affiliated companies and securities treated as fixed assets				**0**	7,239
Expenses from assumption of losses				**57**	7
Profit or loss on ordinary activities				**212,021**	198,833
Extraordinary expenses				**0**	4,303
Taxes on income and revenues				**27,716**	60,225
Profits transferred under profit pooling, profit transfer or partial profit transfer agreements				**44,305**	44,305
Net income for the year				**140,000**	90,000
Allocation of net income to reserves					
- reserves required by the Bank's statutes				**7,188**	3,141
				132,812	86,859
Preference dividend distributed to shareholders outside the Group				**4,122**	2,106
Profit				**128,690**	84,753

Balance Sheet of the Bank as of 31 December 2006

Assets

	Explanations in the Notes	€ thousands	€ thousands	€ thousands	€ thousands	31 Dec. 2005 € thousands
Cash reserve						
a) cash on hand				1,170		1,319
b) balances with central banks				28,356		86,972
including: with Deutsche Bundesbank		0				57,251
c) balances on postal giro accounts				4		4
					29,530	88,295
Claims on banks	(1)					
a) payable on demand				2,526,974		2,717,040
b) other				17,409,768		19,068,771
					19,936,742	21,785,811
Claims on customers	(2)				**15,958,038**	16,536,110
including: secured by mortgages		1,866,838				1,986,854
loans to public authorities and entities organized under public law		5,607,043				6,490,573
Bonds and other fixed-rate securities	(3, 11)					
a) money market instruments						
- of other issuers				212,465		59,123
including: eligible as collateral for Deutsche Bundesbank advances		93,235				39,099
b) bonds and notes						
ba) of public issuers			2,142,546			2,469,410
including: eligible as collateral for Deutsche Bundesbank advances		2,074,909				2,356,620
bb) of other issuers			16,277,278			11,511,695
including: eligible as collateral for Deutsche Bundesbank advances		13,363,712				9,461,325
				18,419,824		13,981,105
c) bonds and notes issued by the Bank				2,171,843		634,943
					20,804,132	14,675,171
principal amount		2,160,417				628,944
Shares and other non-fixed-rate securities	(4, 11)				**1,402,631**	1,152,364
Equity investments in non-affiliated companies	(5, 11)				**351,430**	365,167
including: banks		50,382				50,382
Equity investments in affiliated companies	(6, 11)				**1,847,839**	1,848,147
including: banks		333,290				333,290
Trust assets	(7)				**890,930**	1,097,453
including: trust loans		890,930				1,097,453
Intangible assets	(11)				**14,994**	7,868
Fixed assets	(8, 11)				**87,295**	91,283
Other assets	(9)				**846,515**	955,006
Deferred items	(10)				**60,025**	74,512
Total assets					**62,230,101**	58,677,187

Liabilities

	Explanations in the Notes	[redacted]	[redacted]	[redacted]	[redacted]	31 Dec. 2005
		€ thousands	€ thousands	€ thousands	**€ thousands**	€ thousands
Liabilities to banks	(12)					
a) payable on demand				2,485,542		2,902,236
b) with agreed maturity or period of notice				17,124,567		14,954,840
					19,610,109	17,857,076
Liabilities to customers	(13)					
a) savings deposits						
aa) savings deposits with agreed period of notice of three months			4,808			5,580
ab) savings deposits with agreed period of notice of more than three months			894			1,033
				5,702		6,613
b) other liabilities						
ba) payable on demand			3,125,476			2,425,241
bb) with agreed maturity or period of notice			7,668,112			7,772,148
				10,793,588		10,197,389
					10,799,290	10,204,002
Certificated liabilities	(14)					
a) bonds and notes issued by the Bank				24,586,835		22,838,210
b) other certificated liabilities				2,292,882		2,460,530
					26,879,717	25,298,740
Trust liabilities	(15)				**890,930**	1,097,453
including: trust loans		890,930				1,097,453
Other liabilities	(16)				**852,611**	1,009,476
Deferred items	(17)				**59,505**	65,560
Provisions						
a) for pensions and similar obligations				328,189		304,794
b) for tax reserves				24,418		57,348
c) other				59,308		74,104
					411,915	436,246
Special item with partial reserve character	(18)				**10,653**	10,942
Subordinated liabilities	(19)				**682,080**	736,284
Profit participation capital					**387,830**	387,830
including: with a maturity of less than two years		102,258				102,258
Fund for general bank risks					**366,600**	366,600
Equity capital	(20)					
a) subscribed capital						
aa) nominal capital			166,170			166,170
ab) silent participations			752,508			752,508
				918,678		918,678
b) reserves from retained earnings						
ba) reserves required by the Bank's statutes			98,685			91,497
bb) other reserves			196,803			168,536
				295,488		260,033
c) profit				64,695		28,267
					1,278,861	1,206,978
Total liabilities					**62,230,101**	58,677,187
Contingent liabilities						
- liabilities from guarantees and indemnity agreements					**5,675,885**	8,822,678
Other commitments						
- irrevocable credit commitments					**4,768,651**	3,997,320

Statement of Income of the Bank
1 January to 31 December 2006

	Explanations in the Notes					31 Dec. 2005
		€ thousands	€ thousands	€ thousands	**€ thousands**	€ thousands
Interest earned from	(21)					
a) lending and money market transactions			1,259,909			1,126,575
b) fixed-rate securities and book-entry securities			571,006			353,766
				1,830,915		1,480,341
Interest paid				1,733,948		1,325,754
					96,967	154,587
Current income from	(22)					
a) shares and other non-fixed-rate securities				52,241		26,688
b) equity investments in non-affiliated companies				5,562		9,684
c) equity investments in affiliated companies				30,000		30,000
					87,803	66,372
Income from profit pooling, profit transfer or partial profit transfer agreements	(22)				**41,575**	25,819
Commission income	(23)			83,320		77,168
Commission expenditure				15,682		16,196
					67,638	60,972
Net income from trading activities	(24)				**11,227**	12,699
Other operating income	(25)				**18,995**	19,526
Income from reversal of special item with partial reserve character					**289**	289
carried forward:					**324,494**	340,264

	Explanations in the Notes					31 Dec. 2005
		€ thousands	€ thousands	€ thousands	**€ thousands**	€ thousands
carried forward:					**324,494**	340,264
General administrative expenses						
a) personnel costs						
aa) wages and salaries			64,787			73,654
ab) compulsory social security contributions and expenses for pensions and other employee benefits			62,097			32,887
				126,884		106,541
including: for pensions		47,678				21,606
b) other administrative expenses				38,236		37,316
					165,120	143,857
Depreciation and value adjustments on intangible and tangible assets	(11)				**8,429**	19,390
Other operating expenses					**3,935**	10,376
Write-downs and value adjustments on loans and certain securities as well as allocations to loan loss provisions					**17,922**	48,763
Write-downs and value adjustments on equity investments in non-affiliated companies, equity investments in affiliated companies and securities treated as fixed assets					**2,254**	0
Income from write-ups to equity investments in non-affiliated companies, equity investments in affiliated companies and securities treated as fixed assets					**0**	7,745
Expenses from assumption of losses					**57**	7
Profit or loss on ordinary activities					**126,777**	125,616
Extraordinary expenses					**0**	4,303
Taxes on income and revenues					**10,589**	45,600
Profits transferred under profit pooling, profit transfer or partial profit transfer agreements					**44,305**	44,305
Net income for the year					**71,883**	31,408
Allocation of net income to reserves from retained earnings						
– reserves required by the Bank's statutes					**7,188**	3,141
Profit					**64,695**	28,267

Segment Reporting

The purpose of segment reporting is to provide information that makes it possible to characterize the profit and risk situation of individual business and geographic segments. The relevant disaggregated performance and portfolio figures used for this purpose are taken from internal profit center accounting, external accounting and LRP's reporting system. The segments are identified on the basis of the Group's internal organizational structure (mainly relating to customer and product groups), taking the respective individual opportunity and risk profiles into account.

For the first time, the information shown at segment level has been determined according to the internal accounting methods; the previous year's figures have been adjusted accordingly.

LRP Group's primary report is geared to the reporting structure of LBBW Group and has been divided into the following four segments plus the column "Other/Consolidation":

- **Retail Clients**
  The Retail Clients segment comprises all activities with regard to Private Banking clients and the promotional lending business.

- **Corporate Finance**
  The Corporate Finance segment includes business transactions with corporate customers, real estate companies and municipal loan transactions with the public sector. Besides traditional corporate banking this also includes specialized product areas, such as leasing and factoring.

- **Financial Markets**
  Besides classic trading operations, the Financial Market segment also includes all business activities with credit institutions and insurance companies. In addition, this segment includes refinancing and capital market investments in connection with credit risk controlling.

- **Corporate Items**
  The Corporate Items segment comprises all business activities not transferred to business units. These include equity investments not assigned to the operating segments, the investment of own funds as well as strategic positions.

In the column "Other/Consolidation" the interlocking relationships of the Group are eliminated, and this column presents a reconciliation of internal financial control data to external reporting data.

Segmentation by business segments
(primary reporting format)

€ millions
Net interest income
Net commission income
Net income from trading activities
General administrative expenses
Other operating expenses/income
Risk provisions/adjustments
Segment result
Assets
Liabilities
Risk positions
Allocated capital
%
Profitability of allocated capital
Cost-Income Ratio

Secondary reporting covers the geographic segments "Germany" and "Europe (excl. Germany)". The units of the Group were assigned to these segments using the country-of-incorporation principle.

As a rule, the results determined by internal methods of control are allocated to those segments in which they arise. Net interest income is calculated using the current-interest-rate method. Net interest income also includes investment income from equity. Besides personnel and material expenses, the general administrative expenses of a segment also include expenses to be assigned on the basis of intra-Group cost allocation (full costing approach). Risk provisions in the business segments are in line with commercial law valuations and are allocated to the segments in which they arise. Equity tied-up is calculated in accordance with Principle I of the German Banking Act (KWG) in line with banking supervision requirements based on the calculated risk assets and capital charges for market price risk positions, as well as imputed Tier 1 capital backing.

The profitability of a segment is determined by the relation between segment results and allocated regulatory capital. The Cost-Income Ratio is the quotient of general administrative expenses and the total of net interest and net commission income, net income from trading activities and other operating income/expenses.

LRP's segment report was prepared in accordance with the regulations of the German Accounting Standards Committee (Deutsches Rechnungslegungs Standards Committee e.V.) on segment reporting (GAS 3 and GAS 3-10).

	Retail Clients		Corporate Finance		Financial Markets		Corporate Items		Other/ Consolidation		Group	
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
	10.7	10.1	112.3	103.4	123.8	117.1	- 25.8	29.0	58.4	43.2	279.4	302.8
	34.2	27.3	19.1	23.2	34.6	24.8	12.3	12.9	- 8.6	- 8.7	91.6	79.5
	- 0.2	- 0.1	1.5	0.6	30.0	28.7	0.0	0.0	20.9	- 4.6	52.2	24.6
	- 26.6	- 24.6	- 51.7	- 53.1	- 58.8	- 62.2	- 57.9	- 55.9	- 20.9	2.4	- 215.9	- 193.4
	0.2	0.0	0.4	0.1	- 0.2	4.2	5.6	16.9	13.8	8.4	19.8	29.6
	0.0	0.0	- 6.5	- 26.3	35.2	5.6	- 3.6	5.3	- 40.2	- 28.9	- 15.1	- 44.3
	18.3	12.7	75.1	47.9	164.6	118.2	- 69.4	8.2	23.4	11.8	212.0	198.8
	2,945.1	2,856.4	11,875.7	11,281.2	43,577.7	40,296.6	14,028.7	14,867.0	1,711.5	- 1,714.6	74,138.7	67,586.6
	2,910.2	2,824.9	11,430.2	10,865.7	42,988.8	39,708.9	13,453.2	14,356.9	1,365.6	- 2,020.6	72,148.0	65,735.8
	697.6	629.5	8,911.0	8,310.5	11,777.8	11,754.2	1,858.1	2,022.2	653.5	1,321.6	23,898.0	24,038.0
	34.9	31.5	445.5	415.5	588.9	587.7	575.5	510.1	- 540.9	- 533.6	1,103.9	1,011.2
	52.4	40.3	16.9	11.5	28.0	20.1	–	–	–	–	15.2	14.9
	59.2	66.0	38.8	41.7	31.2	35.6	–	–	–	–	48.7	44.3

Segmentation by geographic regions (secondary reporting format)

	Germany		Europe (excl. Germany)		Other/ Consolidation		Group	
€ millions	2006	2005	2006	2005	2006	2005	2006	2005
Profit before risk provisions/adjustments	123.6	144.5	108.7	106.8	- 5.2	- 8.2	227.1	243.1
Risk provisions/adjustments	- 3.1	- 10.1	28.2	- 5.3	- 40.2	- 28.9	- 15.1	- 44.3
Segment result	120.5	134.4	136.9	101.5	- 45.4	- 37.1	212.0	198.8
Assets	60,553.9	58,273.2	13,720.8	12,400.4	- 136.0	- 3,087.0	74,138.7	67,586.6
Liabilities	59,552.2	57,321.2	12,985.3	11,739.2	- 389.5	- 3,324.6	72,148.0	65,735.8
Risk positions	19,956.6	19,100.3	5,135.3	4,982.6	- 1,193.9	- 44.9	23,898.0	24,038.0
Allocated capital	1,001.7	952.0	735.5	661.2	- 633.3	- 602.0	1,103.9	1,011.2
%								
Cost-Income Ratio	63.5	57.6	23.6	21.6	–	–	48.7	44.3

Cash Flow Statement

The cash flow statement shows the changes in financial resources and the cash flows of the LRP Group broken down by operating, investment and financing activities. The cash holdings comprise the balance sheet items cash reserve and debt instruments issued by public institutions eligible for refinancing with central banks. No restraints on disposal apply.

The allocation of cash flows to operating activities is made according to the structure of profit on ordinary activities.

The cash flow from investment activities is mainly the result of proceeds and disbursements in conjunction with the sale or acquisition of financial or tangible assets.

Changes in cash from financing activities reflect the relations with the providers of equity capital.

The cash flow statement is prepared in accordance with the regulations of German Accounting Standard No. 2 (GAS 2), which is complemented by the bank-specific German Accounting Standard No. 2-10 (GAS 2-10).

Cash Flow Statement

	2006	2005
	€ millions	€ millions
Net income for the year (including minority interests) before extraordinary items	**135.9**	92.2
Non-cash items included in net income for the year and reconciliation with the cash flow from operating activities		
Write-downs, value adjustments and write-ups on loans, tangible and financial assets	**26.8**	39.4
Changes in provisions	**9.9**	- 19.0
Changes in other non-cash items	**25.5**	33.4
Profit from the disposal of financial and tangible assets	**- 19.2**	- 24.6
Other adjustments (balance)	**- 248.3**	- 249.7
Subtotal	**- 69.4**	- 128.3
Changes in assets and liabilities from operating activities		
Claims		
- on banks	**1,478.0**	- 1,637.3
- on customers	**570.9**	568.8
Securities (excl. financial assets)	**- 6,725.8**	700.7
Other assets from operating activities	**218.8**	208.9
Liabilities		
- to banks	**4,530.0**	2,696.2
- to customers	**739.3**	989.1
Certificated liabilities	**1,547.1**	- 222.8
Other liabilities from operating activities	**- 235.3**	- 200.3
Interest and dividends received	**2,736.0**	1,905.2
Interest paid	**- 2,356.1**	- 1,620.6
Extraordinary proceeds	**0.0**	0.0
Extraordinary disbursements	**0.0**	- 4.3
Taxes on income paid	**- 52.4**	- 16.7
Cash flow from operating activities	**2,381.1**	3,238.6
Proceeds from disposals of		
- financial assets	**4,487.1**	2,663.6
- tangible assets	**0.2**	0.5
Disbursements for investments in		
- financial assets	**- 6,844.9**	- 4,217.3
- tangible assets	**- 2.1**	- 7.8
Proceeds from the sale of consolidated companies and other business units	**0.0**	39.4
Disbursements for the acquisition of consolidated companies and other business units	**0.0**	- 1,507.0
Changes in cash from other investment activities (balance)	**- 16.4**	- 7.1
Cash flow from investment activities	**- 2,376.1**	- 3,035.7
Proceeds from additions to equity	**0.0**	0.0
Disbursements to company owners and minority shareholders		
- dividend payments	**0.0**	0.0
- other disbursements	**- 44.3**	- 44.3
Changes in cash from other capital (balance)	**- 50.0**	- 105.9
Cash flow from financing activities	**- 94.3**	- 150.2
Financial resources at the beginning of the period	**166.4**	113.7
Cash flow from operating activities	**2,381.1**	3,238.6
Cash flow from investment activities	**- 2,376.1**	- 3,035.7
Cash flow from financing activities	**- 94.3**	- 150.2
Changes in financial resources due to changes in exchange rates, the scope of consolidation and valuation	**0.0**	0.0
Financial resources at the end of the period	**77.1**	166.4

Statement of Shareholders' Equity

Statement of shareholders' equity of the LRP Group as of 31 December 2006 pursuant to GAS 7

€ millions	Equity capital of the Group 31 Dec. 2005	Distribution	Transfer to/ withdrawal from reserves	Net income for the year	Changes within the consolidated Group	Other changes	Equity capital of the Group 31 Dec. 2006
Nominal capital	166.2						166.2
Silent participations	752.5						752.5
Generated equity capital of the Group							
reserves from retained earnings	478.6		75.4		1.0	17.6	572.6
Group profit	84.8		- 75.4	140.0	0.3	- 21.0	128.7
Equity capital of LRP	1,482.1						**1,620.0**
capital	0.0						**0.0**
Group profit	2.1	- 2.1				4.1	**4.1**
Equalizing items for shares of other shareholders	2.1	- 2.1				4.1	**4.1**
Equity capital of the Group	1,484.2						**1,624.1**

Statement of shareholders' equity of the LRP Group as of 31 December 2005 pursuant to GAS 7

€ millions	Equity capital of the Group 31 Dec. 2004	Distribution	Transfer to/ withdrawal from reserves	Net income for the year	Changes within the consolidated Group	Other changes	Equity capital of the Group 31 Dec. 2005
Nominal capital	166.2						**166.2**
Silent participations	752.5						**752.5**
Generated equity capital of the Group							
reserves from retained earnings	604.9		72.1		- 176.9	- 21.5	**478.6**
Group profit	54.2		- 72.1	90.0	12.4	0.3	**84.8**
Equity capital of LRP	1,577.8						**1,482.1**
capital	0.0				0.0		**0.0**
Group profit	0.0				2.1		**2.1**
Equalizing items for shares of other shareholders	0.0						**2.1**
Equity capital of the Group	1,577.8						**1,484.2**

Notes to the Annual Accounts 2006

General

The Bank has prepared its unconsolidated and consolidated annual financial statements in accordance with the provisions of the German Commercial Code (HGB) and the Ordinance Regarding Accounting for Banks and Financial Services Institutions (RechKredV).

The breakdown of the balance sheets and the statements of income complies with the forms RechKredV. Information that may appear either in the balance sheet or in the Notes has been included in the Notes.

In preparing the consolidated accounts the following German Accounting Standards (GAS) published by the German Accounting Standards Committee (GASC) were applied:

- GAS 2 Cash Flow Statement and GAS 2-10 Cash Flow Statements of Financial Institutions
- GAS 3 Segment Reporting and GAS 3-10 Segment Reporting by Financial Institutions
- GAS 5 Risk Reporting and GAS 5-10 Risk Reporting by Financial Institutions and Financial Services Institutions
- GAS 7 Group Equity and Group Overall Result

The Notes to the unconsolidated and the consolidated annual financial statements have been summarized by exercising the option provided by § 298 (3) of the HGB. These notes apply to both annual financial statements, except for separate explanations.

Accounting and Valuation Principles

Assets, liabilities and pending transactions were accounted for and valued in accordance with the standard valuation rules as defined by §§ 252 et seq. of the HGB unless otherwise stipulated by special regulations for financial institutions pursuant to §§ 340 e et seq. of the HGB.

Claims on banks and on customers are shown with their principal amounts outstanding. Only claims that conform to the requirements under § 14 (1) and (2) of the German Mortgage Bond Act (Pfandbriefgesetz) are shown as claims on customers secured by mortgages, irrespective of whether or not they serve as cover for bonds issued.

If there are any differences between nominal and disbursement amounts or acquisition costs (premiums/discounts) with regard to mortgage loans or other claims with interest rate features, they will be shown at their nominal value pursuant to § 340 e, (2) of the HGB. Premiums and discounts are included in deferred items on the assets or liabilities side and are released over the term of the related asset or liability or the shorter period for which a fixed interest rate has been agreed upon.

Pro rata interest is treated on an accrual basis and reported in the corresponding receivables line item.

We adhered to the strict lower of cost or market principle by adequate risk provisioning. Discernible risks in the lending business were adequately covered by individual value adjustments and provisions. In addition, we set up general provisions for country risk exposures relating to borrowers domiciled in countries rated as non-investment grade countries. In determining the basis for calculation, tax regulations, the extent of specific provisions already made as well as risk-reducing factors (such as valuable collateral outside of the country of domicile or the short-term nature of receivables) are adequately taken into account. In addition, general provisions were established for latent risks inherent in the loan portfolio according to the relevant tax regulations up to an amount based on past experience. Risk provisions are reversed to the extent that the credit risk no longer applies. In this manner, we comply with tax regulations and commercial code provisions regarding the requirement to reverse write-downs where the reasons for them no longer exist.

Irrecoverable interest is not shown as income. Besides the fund for general bank risks pursuant to § 340 g of the HGB included in the balance sheet, provisional reserves were set up pursuant to § 340 f of the HGB to cover particular risks in the banking sector. These provisional reserves were deducted from the corresponding asset items.

For valuation purposes, our securities portfolio is subdivided in the investment portfolio, the liquidity reserve and the trading portfolio in accordance with the intended use and pursuant to commercial code provisions.

Securities in the investment portfolio are held as long-term investments and are generally valued at acquisition costs. Securities held in the investment portfolio are written down to their repayment value unless a higher discount is required for reasons of credit quality. Write-ups are shown at their repayment value or at the lower acquisition costs. Partial amounts of the financial assets are valued at the strict lower of cost or market principle. The securities held as liquidity reserve and the trading portfolio are valued according to the strict lower of cost or market principle.

Since fiscal 2006, securities in the trading portfolio are valued on the basis of mark-to-market. Taking into account the prudence principle as laid down in the HGB, a Value-at-Risk discount is calculated according to the separate risk categories (interest rate, currency, shares) to make allowance for any uncertainties.

In the case of long-term investments related to hedging transactions with matching amounts, currencies and maturities (valuation unit), valuation of the underlying and hedging transactions is waived due to compensatory effects. Counterparty default risks are considered separately.

Interest resulting from own securities holdings is reported as interest income. Pro rata interest is treated on an accrual basis.

Disposals and write-ups or price gains realized are allocated to the financial investment results for securities in the investment portfolio, to the valuation result for securities held as liquidity reserve and to trading results for securities in the trading portfolio.

In the previous year, own issues that had been repurchased, were deducted from the securities portfolio or the certificated liabilities in the nominal value of € 1,849.8 million with a view to redemption. Since the intention to invalidate them had been abandoned in the course of the business year, this led to an increase in the portfolio of own bonds or certificated liabilities in the nominal volume of € 1,349.8 million.

Dividends and other distributions, in particular those resulting from special funds, are reported under current income from shares and other non fixed-rate securities.

Taking into account the guidelines of the German Institute of Public Accountants (IDW) RS HFA 18, distributions of profit from equity investments in Private Equity Funds during the business year are shown as revenue on an accrual basis as far as possible according to the contractual arrangements.

Equity investments in affiliated and non-affiliated companies are carried at acquisition costs or where loss of value is expected to be permanent, they are written down to the lower attributable value on the balance sheet date. Provided that the reasons for a decrease in value do no longer exist, the write-ups will be effected up to their current value, but not exceeding their acquisition costs. Profits or losses from the sale of equity investments are shown in other operating expenses or income pursuant to § 340 c (2), Sentence 2. Information on major shareholdings of LRP and further details pursuant to § 285 No. 11 and § 313 (4) of the HGB is given in the list of shareholdings.

Fixed assets are valued at acquisition or production costs. For assets subject to wear and tear we calculate systematic amortization in line with the options provided by tax law.

Movable assets subject to wear and tear are written off pro rata temporis pursuant to § 7 (1), Sentence 3 of the German Income Tax Act (EStG), i. e. in the year of acquisition or production of the asset depreciation is reduced by 1/12th for each full month preceding the month of acquisition or production of the asset concerned. Tangible fixed assets considered to be low-value assets pursuant to the tax regulations (§ 6 (2) of the German Income Tax Act) are fully written off in the year of their acquisition and treated as asset retirement in the same year.

In the case of tangible fixed assets, we carry out unscheduled depreciations provided that a permanent loss in value has occurred. Any acquisition or production costs subsequently incurred are capitalized and depreciated systematically according to the adjusted depreciation schedule. Expenditure on the maintenance of fixed assets is recognized as expense on an accrual basis.

Software shown in the balance sheet under intangible assets has been treated in accordance with the statement IDW RS HFA 11 dated 30 June 2004 and by taking into account the cognitions gained from the tax audit as well as the letter of the Federal Ministry of Finance (Bundesministerium der Finanzen) dated 18 November 2005 concerning the assessment of expenses for the implementation of an operational software system in line with the statutory provisions for the preparation of tax balance sheets.

Derivative financial instruments are stated and valued in accordance with the accounting principles of commercial law. As a rule, internal transactions are concluded at rates in line with the market. Profit contributions realized from internal transactions from the trading point of view are recorded under net income from trading activities, whereas the corresponding results from the view of the internal counterpart are reflected in the interest result. Thus, there will be no impact on the result.

Options are shown in the balance sheet as other assets or other liabilities in the amount of premium paid or received. If necessary, we set up provisions to comply with the lower of cost or market principle and the imparity principle, respectively. The option premium only affects net income upon the option's sale or close-out, otherwise upon its expiry or exercise.

As far as a margin system is applied in the case of derivative financial instruments the margin payments are capitalized under other assets or carried as liability under the item other liabilities. We adhere to the imparity principle by setting up provisions when appropriate.

If derivative financial instruments are allocated to the trading portfolio in line with their intended use, we report profit contributions in net income from trading activities. Therefore, trading portfolios are valued at market prices; in case of trading activities for which market prices are not available, prices are determined by valuation models. In the year under review, the portfolio-valuation procedure has been developed into a risk-adjusted mark-to-market valuation. By doing so, the mark-to-market result of these portfolios is reduced by the Value-at-Risk determined in line with regulatory requirements (holding period of 10 days, 99 % confidence level) as shown in sub-paragraph 24 b of the Notes. For mapping the risk-adjusted mark-to-market-method in the balance sheet, an offsetting item is shown under the item other assets or other liabilities.

As a rule, derivative financial instruments allocated to the investment portfolio are used for hedging purposes.

Derivative transactions entered into to hedge interest rate or other price risks are included in the overall assessment of applicable risk categories and are therefore not shown separately (macro-hedges).

Other assets are valued at the lower of cost or market.

Zero-bonds are shown at their current value, other liabilities are valued at the amount repayable. Premiums and discounts are included in deferred items on the asset or liabilities side and are released over the term of the related asset or liability. Pro rata interest calculated as of the balance sheet date is stated together with the underlying liability.

Upon reasonable commercial assessment, provisions are reported in the amount of the expected call on provisions or impending losses from pending transactions, whereby positive profit contributions, such as the anticipated realization value of collateral, were adequately taken into account. As a rule, no discounting is applied.

Provisions for pensions and similar obligations have been computed in accordance with actuarial principles pursuant to the discount value method on the basis of a 6 % interest rate in accordance with § 6 a of the German Income Tax Act based on the mortality table (reference value table 2005 G) by Dr. Klaus Heubeck.

LRP's Managing Board submits a proposal to the Owners' Meeting with regard to the profit-oriented bonus payment for the group of persons not paid in line with a collective pay scale. As opposed to the procedure applied in the previous year, no provisions have been set up for this group of people.

As to stepped coupon bonds with gradually growing interest over the term of the contract, provisions were based on the effective interest rates calculated for the term of the contract pursuant to § 249 (2) of the HGB.

Foreign currencies are converted in accordance with § 340 h of the HGB as well as the statement of the expert banking committee (BFA) of the German Institute of Independent Auditors (IDW) dated 3/95. Assets denominated in foreign currencies and treated as fixed assets for which no particular cover has been provided are converted into € at cost. Other foreign currency assets and liabilities as well as spot transactions entered into before but settled after the balance sheet date are converted at the reference mean spot rate, determined according to the procedure stipulated by the German Federal Association of Public Banks (EuroFX-reference price system) at the end of the year. Open forward transactions are converted at the forward exchange rate effective on the balance sheet.

Swap premiums resulting from forward exchange transactions which provably serve hedging of interest-bearing balance sheet items are deferred over time. The resulting amounts are shown in the interest result. The differences arising from the currency translation of hedged balance sheet items and the related hedging transactions are netted out and reported under other assets.

The balance sheet items and the outstanding positions in foreign currencies allocated to current assets are, in principle, classified and valued as specially hedged in each currency pursuant to § 340 h (2), Sentence 2 of the HGB. To this end, expenses and income from the currency translation are reported in the statement of income pursuant to § 340 h (2), Sentences 1 and 2 of the HGB.

Taxes are deferred when differences in results achieved according to commercial code provisions or tax regulations are likely to be reversed in future fiscal years. The tax deferrals will be established according to the tax burden or tax relief anticipated for the following business years.

Deferred taxes on the liabilities side are shown under provisions for tax reserves within LRP Group. When computing deferred taxes, tax rates are used that are expected to apply upon reversal of the temporary differences. No discounting is applied.

Name and registered office of the consolidated companies	Share in capital in %
Affiliated companies:	
– LRI Landesbank Rheinland-Pfalz International S.A., Luxembourg	100
– LRI Invest S.A., Munsbach/Luxembourg	100
– LRP Capital GmbH, Mainz	100
– Mogon Vermögensverwaltungs GmbH, Mainz	100
– Lasssarus Handels GmbH, Vienna	80

Consolidated Companies and Consolidation Principles

As compared to the previous year, the Bank's annual financial statements as of 31 December 2006 only include the Bank's results including its Luxembourg branch.

Apart from LRP as parent company, five affiliated companies are consolidated in the financial statements of the LRP Landesbank Rheinland-Pfalz Group according to § 290 HGB (as shown in the table above).

Effective 1 January 2006, LRI Invest S.A., Munsbach/Luxembourg, was included in the scope of consolidation. An adjustment of the previous year's figures has been waived for reasons of insignificance according to § 294 (2), Sentence 1 of the HGB.

Nine affiliated companies are not included in the consolidated accounts pursuant to § 296 (1) and (2) of the HGB; due to the fact that the parent company does not or cannot exert a controlling influence on the business activities of the subsidiary, that the shareholdings are only held for the purpose of resale and taking into account that the other subsidiaries are of secondary importance as to the presentation of the financial situation and the profitability of the LRP Group.

The Group annual accounts were prepared in accordance with the uniform accounting and valuation principles pursuant to § 308 of the HGB.

With regard to capital consolidation, book values of the equity investments held by LRP are set off against the equity in accordance with the book value method pursuant to § 301 (1) No. 1 HGB. The assigned values at the beginning of the fiscal year or the date of the first-time consolidation served as basis pursuant to § 301 (2) of the HGB. The same applies to shares additionally acquired in Group companies. Resulting differences on the asset side are set off against reserves from retained earnings by exercising the option provided by § 309 (1), Sentence 3 of the HGB. There are no differences on the liabilities side resulting from the first-time consolidation.

Claims and liabilities as well as expenses and income between companies included in the consolidation are fully eliminated within the debt consolidation pursuant to § 303 of the HGB as well as the consolidation of expenses and income pursuant to § 305 of the HGB.

Internal transactions within the Group are concluded in line with market conditions. In the year under review we waived the elimination of interim results due to their secondary importance (§ 304 (2), Sentence 2, and (3) of the HGB).

Explanations concerning the Balance Sheet

(1) Claims on banks € millions	Bank 2006	Group 2006	Bank 2005	Group 2005
This item includes:				
– claims on savings banks in Rheinland-Pfalz	**5,303.3**	**5,371.5**	5,909.5	5,991.4
– claims on affiliated companies	**2,298.6**	**847.3**	2,033.5	421.8
– claims on non-affiliated companies in which an equity investment is held	**505.5**	**583.2**	734.2	734.2
– subordinated claims	**18.2**	**33.2**	15.7	15.7
– claims serving as cover for bonds issued	**4,210.1**	**4,210.1**	5,146.4	5,146.4
Sub-item b) other claims includes claims with a residual maturity of:				
– up to three months	**4,880.5**	**4,875.0**	5,361.2	5,473.2
– between three months and one year	**2,032.9**	**2,561.2**	3,292.3	3,665.0
– between one and five years	**7,659.7**	**7,676.1**	6,465.0	6,489.5
– more than five years	**2,836.7**	**2,856.3**	3,950.3	3,964.7

(2) Claims on customers € millions	Bank 2006	Group 2006	Bank 2005	Group 2005
This item includes:				
– claims on affiliated companies	**75.8**	**9.9**	49.7	15.3
– claims on non-affiliated companies in which an equity investment is held	**67.1**	**68.5**	197.9	197.9
– subordinated claims	**52.2**	**52.2**	54.9	54.9
– claims serving as cover for bonds issued	**6,732.1**	**6,732.1**	7,993.5	7,993.5
– claims with undetermined maturity	**0.0**	**165.6**	0.0	113.6
This item includes claims with a residual maturity of:				
– up to three months	**2,785.5**	**3,495.7**	2,270.6	2,901.6
– between three months and one year	**1,479.3**	**1,466.2**	1,826.9	1,893.2
– between one and five years	**6,092.3**	**6,302.4**	5,707.3	5,934.3
– more than five years	**5,600.9**	**5,658.2**	6,731.3	6,797.1

(3) Bonds and other fixed-rate securities	Bank	Group	Bank	Group
€ millions	2006	2006	2005	2005
This item includes:				
- claims on affiliated companies	0.0	0.0	114.2	63.6
- claims on non-affiliated companies in which an equity investment is held	448.9	448.9	498.6	498.6
- subordinated claims	480.0	512.5	199.3	228.6
- claims serving as cover for bonds issued	2,406.4	2,406.4	2,207.5	2,207.5
Securities eligible for listing on a stock exchange included in this item:				
- listed on a stock exchange	20,408.3	30,285.6	14,529.4	23,309.9
- not listed on a stock exchange	395.8	2,901.7	145.8	897.0
This item includes amounts due in 2007 of	4,517.5	7,372.1	3,592.0	6,916.5
Bond holdings carried as long-term investments	10,280.8	11,782.0	8,130.9	9,632.4
of which valued at the mitigated lower of cost or market principle				
- carrying value*	3,479.0	3,569.0	1,055.5	1,055.5
- current market value	3,449.0	3,538.8	1,051.2	1,051.2

* Since the decline in value of the financial assets is purely interest-induced and will therefore probably not be permanent, they have not been written off according to the lower of cost or market principle. The securities listed above have all been issued by addresses of upper investment grade ratings.

(4) Shares and other non-fixed-rate securities	Bank	Group	Bank	Group
€ millions	2006	2006	2005	2005
Securities eligible for listing on a stock exchange included in this item:				
- listed on a stock exchange	0.0	6.0	0.7	5.9
- not listed on a stock exchange	4.0	16.0	4.0	13.6
This item includes subordinated securities of	4.0	4.0	4.0	4.0
The balance sheet item shares and other non-fixed-rate securities includes long-term investments	1,346.3	1,346.4	1,147.3	1,147.3
of which valued at the mitigated lower of cost or market principle				
- carrying value	0.0	0.0	416.4	416.4
- current market value	0.0	0.0	415.0	415.0

(5) Equity investments in non-affiliated companies	Bank	Group	Bank	Group
€ millions	**2006**	**2006**	2005	2005
Securities eligible for listing on a stock exchange included in this item				
– listed on a stock exchange	**0.0**	**0.0**	0.0	0.0
– not listed on a stock exchange	**14.1**	**14.1**	29.1	29.1

(6) Equity investments in affiliated companies	Bank	Group	Bank	Group
€ millions	**2006**	**2006**	2005	2005
Securities eligible for listing on a stock exchange included in this item				
– listed on a stock exchange	**0.0**	**0.0**	0.0	0.0
– not listed on a stock exchange	**333.3**	**0.0**	333.3	1.5

(7) Trust assets	Bank	Group	Bank	Group
€ millions	**2006**	**2006**	2005	2005
This item includes:				
– claims on banks	**2.1**	**2.1**	2.7	2.7
– claims on customers	**888.8**	**888.8**	1,094.8	1,094.8
Governmental housing loans included in this item amount to	**879.7**	**879.7**	1,083.2	1,083.2

(8) Fixed assets	Bank	Group	Bank	Group
€ millions	**2006**	**2006**	2005	2005
This item includes:				
– real estate and buildings used for the Bank's own business	**72.5**	**80.6**	75.4	83.6
– office equipment	**6.9**	**8.6**	7.3	9.2

(9) Other assets	Bank	Group	Bank	Group
€ millions	**2006**	**2006**	2005	2005
This item includes:				
– deferred interest rate swaps	**724.2**	**785.6**	862.7	945.4
– option premiums paid	**32.5**	**39.9**	56.0	56.2
– claims for tax refunds	**13.8**	**14.2**	6.0	6.2
– CAP premiums paid	**4.3**	**4.3**	5.2	5.2
– real estate and buildings in current assets	**0.0**	**0.0**	0.4	0.4
– derivatives valuation including offsetting items mark-to-market valuation	**53.4**	**74.2**	10.9	10.9

(10) Deferred items	Bank	Group	Bank	Group
€ millions	**2006**	**2006**	2005	2005
Including premiums and discounts relating to claims and liabilities of	**49.9**	**88.8**	64.9	110.1

Information relating to several items	Bank	Group	Bank	Group
€ millions	**2006**	**2006**	2005	2005
Assets denominated in a foreign currency	**5,836.0**	**8,206.5**	8,090.8	9,902.6
Book value of assets under repurchase agreements	**905.0**	**905.0**	1,109.1	1,109.1

(11) Investments	Acquisition/production costs	Additions	Subtractions	Transfers	Rate changes	Write-ups	Depreciations 2006	Depreciations cumulated	Book value 31 Dec. 2006	Book value 31 Dec. 2005
€ millions										
Bank										
Bonds and other fixed-rate securities	8,030.0	4,241.9	2,087.8	0.0	-35.3	0.0	4.4	7.2	**10,141.6**	7,994.0
Shares and other non-fixed-rate securities	1,211.5	206.0	0.1	0.0	0.0	1.1	8.1	72.2	**1,346.3**	1,147.3
Equity investments in non-affiliated companies	381.8	3.7	16.4	0.0	0.0	0.0	1.6	17.7	**351.4**	365.2
Equity investments in affiliated companies	1,848.1	0.1	0.4	0.0	0.0	0.0	0.0	0.0	**1,847.8**	1,848.1
Intangible assets	22.4	10.2	1.4	0.0	0.0	0.0	3.0	16.2	**15.0**	7.9
Fixed assets	184.8	1.5	9.8	0.1	0.0	0.0	5.4	89.3	**87.3**	91.3
Bank total	**11,678.6**	**4,463.4**	**2,115.9**	**0.1**	**-35.3**	**1.1**	**22.5**	**202.6**	**13,789.4**	**11,453.8**
Group										
Bonds and other fixed-rate securities	9,530.0	6,605.0	4,451.9	0.0	-35.4	0.0	4.5	7.4	**11,640.3**	9,493.8
Shares and other non-fixed-rate securities	1,211.6	206.0	0.1	0.0	0.0	1.1	8.1	72.2	**1,346.4**	1,147.3
Equity investments in non-affiliated companies	400.8	17.7	23.2	0.0	0.0	0.0	1.6	18.0	**377.3**	383.9
Equity investments in affiliated companies	6.1	5.4	0.5	-1.5	0.0	0.0	0.0	0.0	**9.5**	6.1
Intangible assets	33.3	11.2	1.4	0.0	0.0	0.0	3.8	27.9	**15.2**	7.9
Fixed assets	204.9	2.3	9.9	0.0	0.0	0.0	6.6	100.2	**97.1**	101.4
Group total	**11,386.7**	**6,847.6**	**4,487.0**	**-1.5**	**-35.4**	**1.1**	**24.6**	**225.7**	**13,485.8**	**11,140.4**

(12) Liabilities to banks	Bank	Group	Bank	Group
€ millions	2006	2006	2005	2005
This item includes:				
- liabilities to related savings banks	2,447.4	2,457.7	2,790.0	2,828.3
- liabilities to affiliated companies	1,040.3	1,353.4	1,174.1	939.7
- liabilities to non-affiliated companies in which an equity investment is held	30.9	30.9	20.7	25.9
Sub-item b) with an agreed maturity or period of notice includes residual maturities of:				
- up to three months	9,187.8	15,759.1	7,283.1	10,994.2
- between three months and one year	1,235.9	1,455.1	1,130.1	1,422.2
- between one and five years	2,560.4	2,560.7	2,701.9	2,701.9
- more than five years	4,140.5	4,140.5	3,839.7	3,839.7

(13) Liabilities to customers	Bank	Group	Bank	Group
€ millions	2006	2006	2005	2005
This item includes:				
- liabilities to affiliated companies	2.7	3.4	7.9	4.0
- liabilities to non-affiliated companies in which an equity investment is held	20.0	20.0	4.4	4.5
Sub-item ac) with an agreed period of notice of more than three months includes residual maturities of:				
- up to three months	0.0	0.0	0.1	0.1
- between three months and one year	0.7	0.7	0.7	0.7
- between one and five years	0.2	0.2	0.2	0.2
- more than five years	0.0	0.0	0.0	0.0
Sub-item bb) with an agreed maturity or period of notice includes residual maturities of:				
- up to three months	2,284.1	2,888.2	2,239.0	2,696.8
- between three months and one year	672.8	709.3	329.0	359.5
- between one and five years	1,729.0	1,733.5	1,559.6	1,561.1
- more than five years	2,982.2	2,982.2	3,644.5	3,644.5

(14) Certificated liabilities

€ millions	Bank 2006	Group 2006	Bank 2005	Group 2005
This item includes:				
– liabilities to affiliated companies	493.0	493.0	588.8	588.8
– liabilities to non-affiliated companies in which an equity investment is held	1,178.7	1,178.7	1,124.5	1,124.5
Sub-item a) debt issues due in 2007	4,560.6	5,117.1	2,443.4	2,487.9
Sub-item b) other certificated liabilities has a residual maturity of up to three months	1,916.0	1,916.0	2,242.5	2,242.5

(15) Trust liabilities

€ millions	Bank 2006	Group 2006	Bank 2005	Group 2005
This item includes:				
– liabilities to banks	10.4	10.4	13.3	13.3
– liabilities to customers	880.5	880.5	1,084.2	1,084.2
Government housing loans included in this item amount to	879.7	879.7	1,083.2	1,083.2

(16) Other liabilities

€ millions	Bank 2006	Group 2006	Bank 2005	Group 2005
This item includes:				
– deferred interest rate swaps	610.0	694.3	764.8	862.3
– derivatives valuation including offsetting items mark-to-market valuation	111.1	113.6	86.5	93.8
– CAP premiums received	4.4	4.4	6.0	6.0
– option premiums received	27.4	34.7	56.6	56.9
– interest expenses on profit participation capital	25.7	25.7	25.7	25.7
– proportionate share of interest owed for subordinated liabilities	8.3	8.3	9.1	9.1
– interest expenses on silent participations	44.3	44.3	44.3	44.3

(17) Deferred items

€ millions	Bank 2006	Group 2006	Bank 2005	Group 2005
Deferred items on the liabilities side include received discounts relating to claims	22.3	23.1	22.1	23.2

(18) Special item with partial reserve character	Bank	Group	Bank	Group
€ millions	2006	2006	2005	2005
The special items shown were based on following laws:				
– § 6 b German Income Tax Act	10.7	–*	10.9	–*

* Adjustment on Group-level due to the abolition of § 308 (3) of the HGB.

(19) Subordinated liabilities	Bank	Group	Bank	Group
€ millions	2006	2006	2005	2005
Cost incurred in connection with the raising of funds shown in this item	35.6	35.6	35.1	35.1
Details of subordinated liabilities:				
Description	currency	amount	interest rate in %	due on
Schuldscheindarlehen	€	15.0	5.420	15.12.2015
Schuldscheindarlehen	€	5.0	5.430	01.12.2015
Schuldscheindarlehen	€	28.0	5.460	15.12.2015
Schuldscheindarlehen	€	15.0	5.310	15.12.2015
Dual currency notes	Yen	127.7	5.300	16.10.2015
Notes	Yen	31.9	2.200	29.12.2007
Notes	Yen	31.9	2.595	16.07.2010
Notes	CHF	124.4	3.500	30.10.2015
Notes	€	10.0	5.260	18.10.2015
Bond	DM	25.6	5.750	17.12.2007
Floating rate notes	€	40.0		15.12.2015
Bond	US-$	227.6		23.02.2028
Bank total		682.1		
Group total		682.1		

The terms of subordination of these funds meet the requirements of the German Banking Act. A conversion into equity or another form of debt is not provided for. There is no right of early redemption.

(20) Equity capital	Bank	Group	Bank	Group
€ millions	2006	2006	2005	2005
This item is composed as follows:				
a) subscribed capital				
aa) nominal capital	166.2	166.2	166.2	166.2
ab) silent participations	752.5	752.5	752.5	752.5
b) reserves from retained earnings				
ba) reserves required by the Bank's statutes	98.7	98.7	91.5	91.5
bb) other reserves from retained earnings	196.8	473.9	168.5	387.1
c) equalizing items for shares of other shareholders	0.0	4.1	0.0	2.1
d) profit	64.7	128.7	28.3	84.8

Information relating to several items	Bank	Group	Bank	Group
€ millions	2006	2006	2005	2005
Liabilities denominated in a foreign currency	7,306.9	9,727.0	8,984.4	11,022.7

Notes to the Statement of Income

Geographical breakdown:

(21) Interest income	Bank	Group	Bank	Group
€ millions	**2006**	**2006**	2005	2005
- Federal Republic of Germany	**1,795.8**	**1,779.4**	1,449.7	1,433.5
- Europe	**35.1**	**682.8**	30.6	529.6

(22) Current income from shares and other non-fixed-rate securities, equity investments in non-affiliated companies and in affiliated companies	Bank	Group	Bank	Group
€ millions	**2006**	**2006**	2005	2005
- Federal Republic of Germany	**129.4**	**58.9**	92.2	40.5
- Europe	**0.0**	**4.9**	0.0	9.0

(23) Commission income	Bank	Group	Bank	Group
€ millions	**2006**	**2006**	2005	2005
- Federal Republic of Germany	**83.3**	**68.3**	77.2	74.6
- Europe	**0.0**	**46.4**	0.0	25.9

(24a) Net income from trading activities	Bank	Group	Bank	Group
€ millions	**2006**	**2006**	2005	2005
- Federal Republic of Germany	**11.2**	**13.7**	12.7	12.1
- Europe	**0.0**	**38.5**	0.0	12.5

(24b) Net income from trading activities	Bank	Group	Bank	Group
€ millions	**2006**	**2006**	2005	2005
Foreign exchange transactions	**2.9**	**3.3**	3.0	3.2
Securities/derivatives from proprietary trading	**15.3**	**58.3**	9.7	21.4
Net result before Value-at-Risk discount	**18.2**	**61.6**	12.7	24.6
Value-at-Risk discount	**- 7.0**	**- 9.4**	0.0	0.0
Total	**11.2**	**52.2**	12.7	24.6

(25) Other operating income	Bank	Group	Bank	Group
€ millions	**2006**	**2006**	2005	2005
- Federal Republic of Germany	**18.9**	**25.4**	19.5	38.7
- Europe	**0.1**	**3.8**	0.0	2.4

Further Information

Information on transactions exposed to market risks

On the balance sheet date, unsettled forward transactions comprised:

- forward transactions in foreign currencies (such as forward foreign exchange transactions, currency swaps, interest rate and currency swaps, and currency options),
- interest rate-related forward transactions (such as interest rate futures, interest rate swaps, forward rate agreements, floors and caps and interest rate options),
- forward transactions with other price risks (such as share futures, share options, index futures and index options).

Most of these transactions were entered into by the Bank and by the Group for hedging purposes.

The volume of derivatives transactions at the main companies of the Group is as follows:

Derivatives transactions – product breakdown – € millions	Nominal values 31 Dec. 2006	Nominal values 31 Dec. 2005	Positive market values 31 Dec. 2006	Negative market values 31 Dec. 2006
Interest rate risks				
Interest rate swaps	130,753.3	148,922.8	1,502.6	1,516.6
Forward rate agreements	341.5	0.0	0.3	0.1
Interest rate options				
- purchases	293.5	304.5	3.1	0.0
- sales	572.2	896.1	0.0	5.3
Caps, floors	2,477.8	3,029.8	6.8	3.3
Exchange traded contracts	3,995.7	4,107.7	9.6	9.7
Other interest rate forward transactions	0.0	0.0	0.0	0.0
Total	138,434.0	157,260.9	1,522.4	1,535.0
Currency risks				
Forward foreign exchange transactions	6,037.5	4,616.4	99.0	100.5
Currency swaps	680.8	0.0	16.7	2.5
Interest rate and currency swaps	6,919.7	8,340.3	145.1	226.6
Currency options				
- purchases	1,616.6	2,829.8	23.9	1.5
- sales	2,662.3	4,564.8	1.5	15.8
Exchange traded contracts	0.0	0.0	0.0	0.0
Other currency forward transactions	0.0	0.0	0.0	0.0
Total	17,916.9	20,351.3	286.2	346.9
Share and other price risks				
Exchange traded contracts	0.0	0.0	0.0	0.0
Share options				
- purchases	86.2	37.1	1.6	0.2
- sales	86.6	34.9	0.2	1.6
Other forward transactions	591.2	208.6	8.4	8.4
Total	764.0	280.6	10.2	10.2
Credit derivatives				
Credit Default Swaps				
- collateral taker	0.0	15.0	0.0	0.0
- collateral provider	4,537.3	5,668.5	18.8	0.4
Credit Linked Notes				
- collateral taker	0.0	0.0	0.0	0.0
- collateral provider	0.0	0.0	0.0	0.0
Credit Linked Swaps				
- collateral taker	0.0	0.0	0.0	0.0
- collateral provider	0.0	0.0	0.0	0.0
Credit Spread Options				
- collateral taker	0.0	0.0	0.0	0.0
- collateral provider	0.0	0.0	0.0	0.0
Total	4,537.3	5,683.5	18.8	0.4

Derivatives transactions – maturity breakdown – nominal values	Interest rate risks	Interest rate risks	Currency risks	Currency risks	Share and other price risks	Share and other price risks	Credit derivatives	Credit derivatives
€ millions	31 Dec. 2006	31 Dec. 2005	31 Dec. 2006	31 Dec. 2005	31 Dec. 2006	31 Dec. 2005	31 Dec. 2006	31 Dec. 2005
Residual maturities								
- up to three months	**16,865.1**	22,481.0	**7,237.7**	6,855.9	**601.2**	204.6	**143.2**	144.7
- between three months and one year	**37,622.3**	43,636.5	**5,489.1**	6,227.4	**162.4**	64.1	**907.5**	287.6
- between one and five years	**61,922.5**	62,148.4	**3,291.6**	5,311.8	**0.4**	0.0	**1,686.4**	3,004.4
- more than five years	**22,024.1**	28,995.0	**1,898.5**	1,956.2	**0.0**	11.9	**1,800.2**	2,246.8
Total	**138,434.0**	157,260.9	**17,916.9**	20,351.3	**764.0**	280.6	**4,537.3**	5,683.5

Derivatives transactions – counterparty breakdown –	Nominal values	Nominal values	Positive market values	Negative market values
€ millions	**31 Dec. 2006**	31 Dec. 2005	**31 Dec. 2006**	**31 Dec. 2006**
OECD banks	**141,965.5**	162,872.1	**1,582.5**	**1,640.4**
Non-OECD banks	**4.9**	10.9	**0.0**	**0.7**
OECD public-sector entities	**2,221.3**	3,135.9	**22.7**	**11.0**
Other counterparties*	**17,460.5**	17,557.4	**232.4**	**240.4**
Total	**161,652.2**	183,576.3	**1,837.6**	**1,892.5**

* including exchange traded contracts

Derivatives transactions – trading transactions –	Nominal values	Nominal values	Positive market values	Negative market values
€ millions	**31 Dec. 2006**	31 Dec. 2005	**31 Dec. 2006**	**31 Dec. 2006**
Interest rate risks	**112,443.4**	134,053.6	**939.5**	**919.1**
Currency risks	**10,416.2**	11,930.4	**124.6**	**119.2**
Share and other price risks	**113.3**	50.4	**0.2**	**0.3**
Credit derivatives	**3,225.8**	1,286.0	**13.1**	**0.4**
Total	**126,198.7**	147,320.4	**1,077.4**	**1,039.0**

The positive and negative market values are calculated pursuant to Principle I according to the market valuation method before counterparty weighting. The positive market values only refer to contracts, the covering of which would lead to additional costs. This would be necessary after an assumed failure of the counterparty in order to achieve the same position as existed prior to such failure.

Auditors' Fees

The auditors' fees recognized as expenses in fiscal 2006 solely comprise the services provided by PricewaterhouseCoopers AG Wirtschaftsprüfungsgesellschaft.

Auditors' fees		
€ millions	**31 Dec. 2006**	31 Dec. 2005
Audit of the annual accounts	**1.1**	1.0
Other certification and valuation services	**0.4**	0.1
Tax consultancy services	**0.0**	0.0
Other services	**0.0**	0.0
Total	**1.5**	1.1

Cover Fund

Cover fund	Bank	Group	Bank	Group
€ millions	**2006**	**2006**	2005	2005
Mortgage Pfandbriefe according to the ÖPG (German Public-Sector Mortgage Bond Act)				
- Pfandbriefe outstanding	**1,361.1**	**1,361.1**	1,506.4	1,506.4
- assets serving as cover	**1,434.6**	**1,434.6**	1,779.8	1,779.8
- cover surplus	**73.5**	**73.5**	273.4	273.4

The information according to § 28 German Mortgage Bond Act (Pfandbriefgesetz) is shown on LRP's home page.

Other financial commitments not included in the balance sheet

On the balance sheet date the Bank and the Group had deposited bonds with a principal amount of € 10,344.6 million with Deutsche Bundesbank, Hauptverwaltung Mainz, as collateral for advances against securities (Lombard loans), of which € 4,109.2 million were utilized. Furthermore, the Bank had pledged securities in the principal amount of € 814.7 million to other banks under repurchase agreements.

On the balance sheet date 31 December 2006, the Bank's contingent liability arising from its participation in the Reserve Fund of Landesbanken/Girozentralen (Sicherungsreserve) for the protection of depositors of the public-sector banks amounted to € 0 million for the Bank and the Group. There are no payment obligations to the fund for the time being.

Pursuant to risk-oriented principles, the Bank's contingent liabilities arising from its participation in the Reserve Fund of Landesbanken/Girozentralen has been newly measured. For a transitional period the target amount to increase the fund is geared to a modified total volume. Should any event occur during this transitional period requiring supporting measures, the transitional period would cease, and at the same time the newly calibrated total volume would replace the modified total volume with immediate effect. As a result, LRP would be obliged to make additional contributions of € 66.6 million. Should any event occur, which requires supporting measures, the additional contributions may be called in immediately.

In accordance with the statutes of the Deposit Insurance Fund, we are additionally obliged to indemnify the German Savings Banks and Giro Association e.V., Berlin, as the guardian of the Reserve Fund of the Landesbanken/Girozentralen, for any losses that they may incur arising from measures in support of a credit institution in which we hold an equity investment.

Financial obligations of about € 0.4 million for the Bank and about € 1.8 million for the Group will be incurred, respectively, as a result of initiated capital expenditures and continuous obligations.

Liabilities from not fully paid-in capital subscriptions relating to equity investments in non-affiliated companies amounted to € 14.0 million for the Bank and to € 49.1 million for the Group.

The Bank's equity capital in Liquiditäts-Konsortialbank GmbH, Frankfurt (Main), has been fully paid up. Under the obligation of each shareholder to make additional contributions in the amount of up to five times its equity capital in said bank, LRP is liable for an amount of € 13.8 million, commensurate with its percentage of shares held. The Bank is obliged to make further contributions, should other shareholders in said bank who are members of the German Savings Banks and Giro Association fail to meet their obligations to make additional contributions.

The Bank is an owner of DekaBank Deutsche Girozentrale, Berlin and Frankfurt (Main).

The Bank will, except in the case of political risk, ensure that LRI Landesbank Rheinland-Pfalz International S.A., Luxembourg, will be in a position to meet its obligations.

Owners' Meeting

Chairman

Heinrich Haasis
President
Savings Banks Association
of Baden-Württemberg
Stuttgart
until 30 April 2006

Peter Schneider
Member of the State Parliament
President
Savings Banks Association
of Baden-Württemberg
Stuttgart
as of 13 July 2006

Chairman of the Managing Board
Landesbank Baden-Württemberg
Stuttgart

Vice Chairman

Dr. Siegfried Jaschinski
Chairman of the Managing Board
Landesbank Baden-Württemberg
Stuttgart

Members

Michael Horn
Vice Chairman of the Managing Board
Landesbank Baden-Württemberg
Stuttgart

Rainer Brüderle
Member of the Lower House of Parliament
Vice Chairman
of the Liberal Party
State Minister (retired)
Berlin

Prof. Dr. Ingolf Deubel
Minister of Finance
of the State of Rheinland-Pfalz
Mainz
as of 3 July 2006

Hans Jörg Duppré
District Administrator
Pirmasens

Gernot Mittler
Minister of Finance (retired)
of the State of Rheinland-Pfalz
Mainz
until 2 July 2006

Hans Otto Streuber
President
Savings Banks and Giro Association
of Rheinland-Pfalz
Budenheim

SUPERVISORY BOARD

Chairman

DR. SIEGFRIED JASCHINSKI

Chairman of the Managing Board
Landesbank Baden-Württemberg
Stuttgart

Vice Chairman

HEINRICH HAASIS

President
Savings Banks Association
Baden-Württemberg
Stuttgart
until 30 April 2006

PETER SCHNEIDER

Member of the State Parliament
President
Savings Banks Association
of Baden-Württemberg
Stuttgart
as of 13 July 2006

Chairman of the Managing Board
Landesbank Baden-Württemberg
Stuttgart

Members

JENS BEUTEL

Lord Mayor
Mainz

PROF. DR. INGOLF DEUBEL

Minister of Finance
of the State of Rheinland-Pfalz
Mainz
as of 3 July 2006
Deputy:
until 2 July 2006

KARL-HEINZ DIELMANN

Chairman of the Managing Board
Stadtsparkasse Kaiserslautern
Kaiserslautern

HANS JÖRG DUPPRÉ

District Administrator
Pirmasens

ROLAND HÄRTEL

Undersecretary (retired)
Speyer
as of 3 July 2006

DR. WINFRIED HIRSCHBERGER

District Administrator
Kusel

MICHAEL HORN

Vice Chairman of the Managing Board
Landesbank Baden-Württemberg
Stuttgart

GERNOT MITTLER

Minister of Finance (retired)
of the State of Rheinland-Pfalz
Mainz
until 2 July 2006

RICHARD PATZKE

General Manager
Chamber of Industry and Commerce
for Rheinhessen
Mainz
until 2 July 2006

KLAUS PINKEMEYER

Chairman of the Managing Board
Sparkasse Neuwied
Neuwied

HANS OTTO STREUBER

President
Savings Banks and Giro Association
of Rheinland-Pfalz
Budenheim

DR. CHRISTOF WOLFF

Lord Mayor
Landau

Bank employees in advisory capacity

Thorsten Gerhard
Bank Clerk

Markus Schmidt
Assistant Vice President

Irmgard Schmitz
Vice President

Sascha Siebenhaar
Bank Clerk

Melanie Venter
Bank Clerk

Michael Warfolomeow
Vice President

Deputies

Karl Peter Bruch
Minister of the Interior and Sports
of the State of Rheinland-Pfalz
Mainz
until 2 July 2006

Roger Lewentz
Undersecretary
Ministry of the Interior and Sports
of the State of Rheinland-Pfalz
Mainz
as of 3 July 2006

Franz Link
Chairman of the Managing Board
Kreissparkasse Kaiserslautern
Kaiserslautern

Dr. Rüdiger Messal
Undersecretary
Ministry of Finance
of the State of Rheinland-Pfalz
Mainz
as of 3 July 2006

Joachim E. Schielke
Member of the Managing Board
Landesbank Baden-Württemberg
Stuttgart

Werner Schineller
Lord Mayor
Speyer

Dr. Eberhard Schulte-Wissermann
Lord Mayor
Koblenz

Karl-Otto Velten
District Administrator
Bad Kreuznach

Norbert Wahl
Managing Director
Savings Banks and Giro Association
of Rheinland-Pfalz
Budenheim

Dr. Bernhard Walter
Member of the Managing Board
Landesbank Baden-Württemberg
Stuttgart

Peter Paul Weinert
District Administrator
Montabaur

Klaus Dieter Wende
Chairman of the Managing Board
Kreissparkasse Rhein-Hunsrück
Simmern

Rudolf Zipf
Member of the Managing Board
Landesbank Baden-Württemberg
Stuttgart

MANAGING BOARD OF LRP LANDESBANK RHEINLAND-PFALZ

DR. FRIEDHELM PLOGMANN
Chairman

WERNER FUCHS
until 30 April 2006

DANIEL F. JUNCKER
as of 1 May 2006

PAUL K. SCHMINKE

HUBERT SÜHR

The total remuneration of the Managing Board amounted to € 2.026 million (previous year € 1.902 million) for the Bank and to € 2.075 million (previous year € 1.963 million) for the Group, of the Supervisory Board (Bank and Group) € 0.141 million (previous year € 0.141 million).

Current payments for former members of the Managing Board (Bank and Group) and their surviving dependents (Bank and Group) amounted to € 2.056 million (previous year € 1.814 million). Provisions for pension liabilities for this group (Bank and Group) amount to € 19.966 million (previous year € 17.890 million).

Loans and advances granted to members of the Managing Board amounted to € 0.173 million (previous year € 0); to members of the Supervisory Board € 0.493 million (previous year € 0.524 million). All lendings extended to closely associated persons according to § 15 of the German Banking Act were granted in line with market conditions.

Number of employees (annual average)

	male	female	total
Landesbank			
full time	669	384	1,053
part time	11	220	231
	680	604	1,284
trainees	5	8	13
Bank total	**685**	**612**	**1,297**
Group companies			
full time	143	68	211
part time	2	13	15
trainees	3	1	4
	148	**82**	**230**
Group total	**833**	**694**	**1,527**

Shareholdings

The following list includes the shareholdings of LRP Landesbank Rheinland-Pfalz pursuant to § 285 Item 11 HGB. The numbers are based on the most recent audited financial statements. Information relating to large corporations pursuant to § 340 a (4) No. 2 HGB has been added to the list.

No.	Name/Head office	Shareholding	Equity capital[1]	Profit or loss
		%	€ thousands	€ thousands
1.	Aaron Grundstücksverwaltungsgesellschaft mbH, Oberursel[5),8)]	50.00	-545	-126
2.	A.S. Grundstücksverwaltungs-GmbH, Ingelheim[2),8)]	100.00	40	-21
3.	Deutsche Mittelstandsinformatik GmbH, Mainz[2)]	100.00	-747	-477
4.	GLB GmbH & Co OHG, Frankfurt (Main)[7),9)]	12.62	2,235,145	35,746
5.	Lasssarus Handels GmbH, Vienna	80.00	1,542,904	42,868
6.	LGZ-Anlagen-Gesellschaft mbH, Mainz[2)]	100.00	110	–[3)]
7.	LRI Invest S.A., Munsbach/Luxembourg	99.97	2,795	7,112
8.	LRI Landesbank Rheinland-Pfalz International S.A., Luxembourg[4)]	100.00	602,407	83,000
9.	LRI Support Personenvereinigung, Luxembourg[5)]	33.33		
10.	LRP Capital GmbH, Mainz	100.00	14,000	–[3)]
11.	LRP Erste Beteiligungsgesellschaft mbH, Mainz[2)]	100.00	22	-3
12.	LRP Zweite Beteiligungsgesellschaft mbH, Mainz[2)]	100.00	22	-3
13.	LRP Facility Management GmbH, Mainz[2)]	100.00	25	–[3)]
14.	Mainzer Aufbau-Gesellschaft mbH, Mainz[5),8)]	23.13	6,038	-2,368
15.	MBG Mittelständische Beteiligungsgesellschaft Rheinland-Pfalz mbH, Mainz[8)]	21.74	4,588	429
16.	Meridian Vermögensverwaltungsgesellschaft mbH, Mainz[2)]	100.00	100	–[3)]
17.	MIG Immobiliengesellschaft mbH, Mainz[6),8)]	36.36	-3,666	-1,695
18.	Mogon Vermögensverwaltungs GmbH, Mainz	100.00	1,500,138	–[3)]
19.	Pollux Erste Beteiligungsgesellschaft mbH, Mainz[2)]	100.00	20	-4
20.	S-Innovations-Beteiligungsfinanzierungsgesellschaft Rheinland-Pfalz mbH, Budenheim[8)]	20.00	8,601	-491
21.	Unterstützungskasse der Landesbank Rheinland-Pfalz – Girozentrale – GmbH, Mainz[2),8)]	100.00	30	0

1) Equity capital pursuant to §§ 266 and 272 HGB.

2) Pursuant to § 296 (2) HGB this affiliated company has not been included in the consolidated statement.

3) There is a profit and loss transfer agreement between the Bank and this company.

4) Share of voting rights of more than 5 %.

5) Joint undertaking pursuant to § 310 HGB.

6) Start-up, no annual financial statements have been prepared or adopted.

7) LRP is the general partner (§ 285 No. 11 a HGB).

8) Equity capital and result as of 31 December 2005.

9) Equity capital and result as of 31 December 2004.

The shareholdings held by LRP Capital GmbH will be registered separately at the register of companies of the Amtsgericht Mainz (HRB 0615) pursuant to § 325 HGB in conjunction with § 287 HGB.

Mandates of legal representatives and other employees of the Bank holding a seat on the supervisory board of large corporations to be established by operation of law pursuant to § 340 a (4), Sentence 1 HGB

Name of corporation	Mandataries
DekaBank Deutsche Girozentrale, Berlin/Frankfurt (Main)	*Dr. Plogmann*
LRI Landesbank Rheinland-Pfalz International S.A., Luxembourg	Dr. Plogmann, Schminke, Sühr
Provinzial Rheinland-Holding AdöR, Düsseldorf	Schminke (as deputy)

Mainz, 28 February 2007

LRP Landesbank Rheinland-Pfalz
The Managing Board

Dr. Plogmann Juncker Schminke Sühr

Auditors' Report

"We have audited the annual financial statements of LRP Landesbank Rheinland-Pfalz, Mainz, – which comprise the balance sheet, the statement of income and the notes – together with the bookkeeping system and the consolidated financial statements – which comprise the balance sheet, the statement of income, the notes, the cash flow statement, the statement of shareholders' equity and the segment reporting – and the combined statement of financial condition of LRP Landesbank Rheinland-Pfalz and the Group for the business year from 1 January to 31 December 2006. The maintenance of the records and the preparation of the annual financial statements and the statement of financial condition in accordance with German Commercial Law (HGB) and supplementary provisions in the statutes are the responsibility of the Bank's Managing Board. Our responsibility is to express an opinion on the annual financial statements, together with the bookkeeping system, and the consolidated financial statements as well as the combined statement of financial condition of LRP Landesbank Rheinland-Pfalz and the Group based on our audit.

We conducted our audit of the annual financial statements and the consolidated financial statements in accordance with § 317 HGB and the generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW) in Germany. Those standards require that we plan and perform the audit in such a way that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the annual financial statements and the consolidated financial statement in accordance with German principles of proper accounting and in the combined statements of financial conditions are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of LRP Landesbank Rheinland-Pfalz and the Group, and evaluations of possible misstatements are taken into account in the determination of the audit procedures. The effectiveness of the internal control system and the evidence supporting the disclosures in the books and records, the annual financial statements, the consolidated financial statements and the combined statement of financial condition of LRP Landesbank Rheinland-Pfalz and the Group are examined primarily on a test basis within the framework of the audit. The audit includes assessing the annual financial statements of the companies included in consolidation, the determination of the companies to be included in consolidation, the accounting and consolidation principles used, and assessing significant estimates made by the Managing Board of LRP Landesbank Rheinland-Pfalz as well as evaluating the overall presentation of the annual financial statements and the consolidated financial statements and the combined statement of financial condition of LRP Landesbank Rheinland-Pfalz and the Group. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

Based on our assessment of the results of the audit, the financial statements and the consolidated financial statements comply with legal requirements and with the supplementary provisions of the statutes and give a true and fair view of the net assets, financial position and results of operations of LRP Landesbank Rheinland-Pfalz and the Group in accordance with German principles of proper accounting. The combined statement of financial condition of LRP Landesbank Rheinland-Pfalz and the Group is in accordance with the financial statements and the consolidated financial statements, provides a suitable understanding of the position of LRP Landesbank Rheinland-Pfalz and the Group and suitably presents the opportunities and the risks of future development."

Frankfurt (Main), 1 March 2007

PricewaterhouseCoopers
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Schuldt German Public Accountant	ppa. Mohr German Public Accountant



MICHAEL WARFOLOMEOW | Chairman of the Staff Council, took part in the Nordic skiing competition at the 6th East German Savings Banks Championships.





MICHAEL WARFOLOMEOW is not only a very active man in his capacity as chairman of LRP's Staff Council but also enjoys challenges in his private life. He takes singing lessons, sings in an internationally renowned choir and chamber choir and is also a highly active athlete taking part in marathon runs, orientation runs and Nordic skiing events. "This is the ideal way to achieve work-life balance," he says. Together with fellow Staff Council member Bernhard Röpke he took part in the Nordic skiing competition at the 6th East German Savings Banks Championships held in Oberwiesenthal in February 2006. Finishing in 9th and 13th place in their age groups, the LRP competitors once again demonstrated that LRP employees were not merely spectators at the winners' ceremony but also put in a top performance despite the freezing temperatures.



Bodies

Owners' Meeting

Chairman

Heinrich Haasis
President
Savings Banks Association
of Baden-Württemberg
Stuttgart
until 30 April 2006

Peter Schneider
Member of the State Parliament
President
Savings Banks Association
of Baden-Württemberg
Stuttgart
as of 13 July 2006

Chairman of the Managing Board
Landesbank Baden-Württemberg
Stuttgart

Vice Chairman

Dr. Siegfried Jaschinski
Chairman of the Managing Board
Landesbank Baden-Württemberg
Stuttgart

Members

Michael Horn
Vice Chairman of the Managing Board
Landesbank Baden-Württemberg
Stuttgart

Rainer Brüderle
Member of the Lower House of Parliament
Vice Chairman
of the Liberal Party
State Minister (retired)
Berlin

Prof. Dr. Ingolf Deubel
Minister of Finance
of the State of Rheinland-Pfalz
Mainz
as of 3 July 2006

Hans Jörg Duppré
District Administrator
Pirmasens

Gernot Mittler
Minister of Finance (retired)
of the State of Rheinland-Pfalz
Mainz
until 2 July 2006

Hans Otto Streuber
President
Savings Banks and Giro Association
of Rheinland-Pfalz
Budenheim

Supervisory Board

Chairman

Dr. Siegfried Jaschinski
Chairman of the Managing Board
Landesbank Baden-Württemberg
Stuttgart

Vice Chairman

Heinrich Haasis
President
Savings Banks Association
Baden-Württemberg
Stuttgart
until 30 April 2006

Peter Schneider
Member of the State Parliament
President
Savings Banks Association
of Baden-Württemberg
Stuttgart
as of 13 July 2006

Chairman of the Managing Board
Landesbank Baden-Württemberg
Stuttgart

Members

Jens Beutel
Lord Mayor
Mainz

Prof. Dr. Ingolf Deubel
Minister of Finance
of the State of Rheinland-Pfalz
Mainz
as of 3 July 2006
Deputy:
until 2 July 2006

Karl-Heinz Dielmann
Chairman of the Managing Board
Stadtsparkasse Kaiserslautern
Kaiserslautern

Bank employees in advisory capacity

Hans Jörg Duppré
District Administrator
Pirmasens

Roland Härtel
Undersecretary (retired)
Speyer
as of 3 July 2006

Dr. Winfried Hirschberger
District Administrator
Kusel

Michael Horn
Vice Chairman of the Managing Board
Landesbank Baden-Württemberg
Stuttgart

Gernot Mittler
Minister of Finance (retired)
of the State of Rheinland-Pfalz
Mainz
until 2 July 2006

Richard Patzke
General Manager
Chamber of Industry and Commerce for Rheinhessen
Mainz
until 2 July 2006

Klaus Pinkemeyer
Chairman of the Managing Board
Sparkasse Neuwied
Neuwied

Hans Otto Streuber
President
Savings Banks and Giro Association
of Rheinland-Pfalz
Budenheim

Dr. Christof Wolff
Lord Mayor
Landau

Thorsten Gerhard
Bank Clerk

Markus Schmidt
Assistant Vice President

Irmgard Schmitz
Vice President

Sascha Siebenhaar
Bank Clerk

Melanie Venter
Bank Clerk

Michael Warfolomeow
Vice President

Deputies

Karl Peter Bruch
Minister of the Interior and Sports
of the State of Rheinland-Pfalz
Mainz
until 2 July 2006

Roger Lewentz
Undersecretary
Ministry of the Interior and Sports
of the State of Rheinland-Pfalz
Mainz
as of 3 July 2006

Franz Link
Chairman of the Managing Board
Kreissparkasse Kaiserslautern
Kaiserslautern

Dr. Rüdiger Messal
Undersecretary
Ministry of Finance
of the State of Rheinland-Pfalz
Mainz
as of 3 July 2006

Joachim E. Schielke
Member of the Managing Board
Landesbank Baden-Württemberg
Stuttgart

Werner Schineller
Lord Mayor
Speyer

Dr. Eberhard Schulte-Wissermann
Lord Mayor
Koblenz

Karl-Otto Velten
District Administrator
Bad Kreuznach

Norbert Wahl
Managing Director
Savings Banks and Giro Association
of Rheinland-Pfalz
Budenheim

Dr. Bernhard Walter
Member of the Managing Board
Landesbank Baden-Württemberg
Stuttgart

Peter Paul Weinert
District Administrator
Montabaur

Klaus Dieter Wende
Chairman of the Managing Board
Kreissparkasse Rhein-Hunsrück
Simmern

Rudolf Zipf
Member of the Managing Board
Landesbank Baden-Württemberg
Stuttgart

Managing Board

Dr. Friedhelm Plogmann
Chairman

Werner Fuchs
until 30 April 2006

Daniel F. Juncker
as of 1 May 2006

Paul K. Schminke

Hubert Sühr

Division Executives

LRP

Erich Albertmelcher
Senior Executive Vice President
Real Estate Customers National

Margit Altmann
Personnel, Administration

Alain Baustert
Manager of Luxembourg Branch

Klaus Funcke
Savings Banks, Municipal Authority Customers, Banking Services

Hans-Jürgen Haas
Credit/Risk Management, Administration

Benedikt Hau
Senior Executive Vice President
Credit Department Financial Institutions, Sovereigns and Trade Finance

Norbert Havenith
Internal Auditing

Klaus Jaeger
Organization and Information Technology

Gerhard klimm
Senior Executive Vice President
Investment Banking

Wolfgang Kronewitter
Medium-sized Corporate Customers

Heiko Laib
Senior Executive Vice President
Treasury
Manager of Luxembourg Branch

Dr. Jörg Lauer
Senior Executive Vice President
Real Estate Customers International

Frank Ornath
Corporates

Dr. Wolfram Pika
Legal, Taxes, Participations

Irene Pitsch
Credit/Risk Management Real Estate

Gundolf Reitmaier
Central Departments Staff

Rainer Richarts
State Trust Agency

Helmut Schmitt
Group Steering and Control

Wolf-Rüdiger Stahl
Structured Finance

LRI

Alain Baustert
Spokesman of the Management

Edgar Fusenig
Member of the Management

Roby Haas
Member of the Management

Marie-Anne van den Berg
Member of the Management



SABINE HAY | Electronic Banking, one of the initiators of the charitable LRP 2006 Christmas Bakery Action.



SABINE HAY was once again instrumental in recruiting numerous Bankakademie students and LRP employees for our traditional Christmas Bakery Action in December 2006 and in publicizing the event. The delicious cakes, biscuits and chocolates prepared and baked by the volunteers were subsequently sold to an expectant crowd of colleagues in the LRP cafeteria. The revenues from the sale were complemented by the proceeds of an auction and a raffle organized by the LRP Staff Council; 255 interesting prizes were available and each participant stood a 100 % chance of winning. "The Managing Board topped up our takings to € 6,000 which have been donated to the Mainz disabled workshops to help fund the construction of a climbing wall," says a happy Sabine Hay.









LRP Landesbank Rheinland-Pfalz is committed to corporate citizenship

Corporate citizenship remains integral to LRP's mission. The Bank continues to considerably promote the arts and sciences and to support humanitarian endeavors both directly and through a dedicated foundation established more than two decades ago. Beyond its entrepreneurial assignment, LRP's *social commitment* is geared to strengthen the social fabric in Rheinland-Pfalz and to contribute to the supraregional reputation of this location. The Bank supports and promotes manifold initiatives recognizing that art and science, local traditions and forward-looking research, conservation and entrepreneurial creativity are all essential elements of a rich cultural life, for it is the culture of a country, which reflects the knowledge of its society. Preserving and increasing this knowledge is an integral part of our corporate culture.

In addition, the LRP art collection comprises far more than *2,000 works of art* focusing on Rheinland-Pfalz artists, in particular paintings, graphic arts, photographs and sculptures. We use our internet presence to present selected works of art to a broader public (visit www.lrp.de/webgalerie).

LRP's Commitment to Corporate Citizenship

2006 highlights

Theatre and music

EuropaChorAkademie

EUROPACHORAKADEMIE AND COLLEGIUM MUSICUM

of Mainz University.

CARNIVAL IN MAINZ

Sponsoring of traditional carnival clubs in Mainz.

KULTURSOMMER RHEINLAND-PFALZ

"Musik in Burgen und Schlössern" concert series, initiated by the state foundation "Villa Musica".

Art and exhibitions

HISTORICAL BUILDINGS IN RHEINLAND-PFALZ

Preservation and restoration of Speyer Cathedral, Speyer Memorial Church, Mainz and Worms Cathedrals, Maria Laach Abbey and the Paulus Church in Bad Kreuznach.





LOANS

of LRP's art collection to important art exhibitions.

AWARD

for visual artists of Johannes Gutenberg University Mainz.

PUBLICATION SERIES "LEBENDIGES RHEINLAND-PFALZ"

LRP magazine for important socio-political topics in our federal state such as culture, science and economy.

Industry and science

GUTENBERG UNIVERSITÄT MAINZ

JOHANNES GUTENBERG UNIVERSITY MAINZ

ACADEMY OF SCIENCES AND LITERATURE



TECHNICAL UNIVERSITY KAISERSLAUTERN

Support of long-term fundamental research, sponsoring of awards for outstanding scientific work and research projects.

Sports

7TH GUTENBERG MARATHON MAINZ

Numerous LRP employees compete in this running event.



1. FSV MAINZ 05

Apart from our hospitality box in Bruchweg Soccer Stadium, our sponsorship comprises various advertising measures.

WEINELF DEUTSCHLAND

A team of German wine professionals and soccer aficionados promote awareness of high-quality German wines by staging high-profile soccer matches at home and abroad.



Die Mainzer Hofsänger

Tribute concerts for the preservation of historical churches and buildings.

Antiken-Festspiele Trier

Shows in the Amphitheatre and Imperial Baths.

Nibelungen-Festspiele Worms

Theatre production in front of Worms Cathedral.



Musik Debüt in Landau

Competition of highly talented young musicians.

Constantin the Great

Reconstruction of the imperial statue for the cultural and historic exhibition entitled "Constantin the Great". This exhibition was the Rhineland-Palatinate's contribution to the European Capital of Culture 2007 Luxembourg and Greater Region.



"Das Lob des Kreuzes" by Rabanus Maurus

The illuminated manuscript facsimile created in 825/826 by the Mainz scholar and arch bishop Rabanus Maurus was *displayed in a special* exhibition at the Bischöfliches Dom- und Diözesanmuseum in Mainz.



Chawwerusch Theater

This actor-driven theater in Herxheim (in the south of the state) has gained a high profile beyond its home region for its performances blending the regional dialect with standard German language.



Science Market organized by Johannes Gutenberg University Mainz

Hands-on presentations and activities.

Stifterverband für die Deutsche Wissenschaft

Stifterverband für die Deutsche Wissenschaft

Corporate sponsoring of large science organizations *in our federal state.*

German Industry Innovation Award

LRP has sponsored a special award for sustainable innovative corporate philosophy as a contribution to the annual German Industry Innovation Award instituted in 1980.

International Hachenburg Horse Riding Festival

Support of this international event in cooperation with the local savings bank.

Chess Classic Mainz

At this tournament, amateurs compete with the world's best chess players.

Fritz Walter Foundation

Sponsoring of outstanding initiatives in the field of youth sports and social youth work.

"Auf nach Berlin – WM-KultTour"

Support of the sports/culture trip through five cities in Rheinland-Pfalz in the run-up to the 2006 FIFA World Cup in cooperation with the region's savings banks.

LRP Landesbank Rheinland-Pfal

Member of the LBBW Group

END